JCI (London) Limited

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP
Tel. 020 7491 1889
Fax 020 7491 1989

RECEIVED
2004 JUN 14 P 2:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PECD/JAK

08 June 2004

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

04030678

SUPPL

Dear Sirs

SABMiller plc
Issuer No. 82-4938
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

1. **SABMiller Associate Acquires Two Chinese Breweries to Strengthen Foothold in Anhui Province - 18 May 2004**
2. **SABMiller plc Directorate Change - 20 May 2004**
3. **SABMiller plc Preliminary Announcement - 20 May 2004**

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

6/15

cc Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
C/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York
NY 10286, USA

SAB MILLER

NEWS RELEASE

Ref: 09/04

SABMILLER ASSOCIATE ACQUIRES TWO CHINESE BREWERIES TO STRENGTHEN FOOTHOLD IN ANHUI PROVINCE

London and Johannesburg, 18th May 2004. China Resources Breweries Limited ("CRB"), an associate of SABMiller plc ("SABMiller") and a subsidiary of China Resources Enterprise, Limited ("CRE"), announces that it has acquired a 90% interest in two breweries in Anhui Province from Anhui Longjin Group Limited ("Longjin Group"). The two brewing plants in Shucheng and Liuan produce the famous 'Longjin' brand. The Longjin Group retains the remaining 10% interest.

The consideration for the acquisition was based on the book asset value of the two breweries as at 31st December 2003 and, subject to adjustment, amounted to RMB280 million (c.US$34 million) including assumption of certain liabilities totalling RMB82 million (c.US$10 million). With a combined annual production capacity of about 2.8 million hectolitres, the two brewing plants achieved sales volume of approximately 1.4 million hectolitres in 2003.

Prior to the acquisition, CRB already owned and operated two breweries in Anhui and is one of the largest brewers in the province, with annual production capacity of 3.5 million hectolitres and sales volume in 2003 of 2.4 million hectolitres. With the acquisition, CRB will become the largest brewer in Anhui Province. Including the joint venture with Zhejiang Qianpi Group signed in March this year, the annual production capacity of CRB will be increased to about 49 million hectolitres. CRB will have 32 breweries covering the North Eastern, South Western, Central and Eastern regions of the Chinese Mainland.

Mr. André Parker, Managing Director of SABMiller's Africa & Asia division, commented "These latest acquisitions are another step in the creation of a powerful strategic growth platform for CRB, further strengthening its position as the second largest brewer in China. The transaction was completed at a price which represents excellent value to both SABMiller and CRE, and will enable us to access synergies and cost benefits with our existing operations."

Mr. Frank Ning, Chairman of CRE, said, "The addition of Longjin will strengthen our presence in Anhui Province with a dominant market share in Hefei and Liuan. It will help span our significant market presence across the Central region, where we already have established a strong foothold in Wuhan. It will be another important platform for us to extend the distribution of our national brand, Snow."

ENDS

NOTES TO EDITORS:

Anhui Province has a population of 59 million people and is in the Eastern region of China.

About SABMiller plc

SABMiller plc is one of the world's largest brewers, with 2002/03 lager sales volumes in excess of 115 million hectolitres. It has a brewing presence in over 40 countries across four continents and a portfolio of strong brands and leading market shares in many of the countries in which it has brewing operations. Outside the USA, SABMiller plc is one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2003, the group generated US$770 million pre-tax profit from a turnover of US$9,112 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

About China Resources Breweries Limited

China Resources Breweries Limited was established in 1994 and is engaged in the production, sales and marketing of beer and beverages in China. Its shareholders are China Resources Enterprise, Limited and SABMiller plc, the third largest brewing group in the world. China Resources Enterprise, Limited has 51% interests in China Resources Breweries Limited while SABMiller plc holds 49% interests. It operates more than 30 breweries in the Chinese Mainland with total sales volume of 2.53 million kilolitres in 2003.

About China Resources Enterprise, Limited

China Resources Enterprise, Limited is listed on the Hong Kong Stock Exchange and is also traded on SEAQ International of the London Stock Exchange. It is also one of the constituent stocks of the Hang Seng Index in Hong Kong and Hang Seng London Reference Index. The Group has a well-diversified portfolio of businesses in both Hong Kong and the Chinese Mainland, with principal activities being retail, beverage, food processing and distribution, textile and petroleum distribution.

This announcement is available on www.sabmiller.com

CONTACTS:

Sue Clark
Director of Corporate Affairs — Tel: +44 20 7659 0184
SABMiller plc — Mob: +44 7850 285471

Gary Leibowitz
Vice President, Investor Relations — Tel: +44 20 7659 0119
SABMiller plc — Mob: +44 7717 428540

Nigel Fairbrass
Head of Corporate Communications (Finance) — Tel: +44 20 7659 0105
SABMiller plc — Mob: +44 7799 894265

SABMiller plc
Directorate Change

London: 20 May 2004

The Board of Directors of SABMiller plc ("the Board") announces that the following changes to the Board and its Remuneration Committee will take effect after the forthcoming Annual General Meeting scheduled for 29 July 2004:

- Mr MJ Levett retires from the Board by rotation and will not stand for re-election (Mr Levett is Chairman of Old Mutual plc, a shareholder in the Company);
- Mr LS Camilleri will step down from the Board (Mr Camilleri is President and CEO of Altria Group, Inc. ("Altria") and is an Altria nominee to the Board);
- Altria does not intend to exercise its right to replace Mr Camilleri with another nominee on the Board in the near term;
- A new, independent non-executive director (who is in the course of being recruited) will be appointed to the Board to serve from 01 August 2004;
- Mr JM Kahn (Chairman of the Board) will step down from the Remuneration Committee at the end of July 2004, while Lord Renwick will hand on the Chair of the Remuneration Committee to Mr MQ Morland at that time.

AOC Tonkinson
Company Secretary

SABMiller plc

PRELIMINARY ANNOUNCEMENT

RECEIVED
2004 JUN 14 P 2:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Strong Organic Earnings Growth Across All Businesses

London and Johannesburg, 20 May 2004. SABMiller plc today announces its preliminary (unaudited) results for the year to 31 March 2004. Highlights are:

	2004 US$m	2003 US$m #	% change
Turnover ^	**12,645**	8,984	41
EBITA *	**1,893**	1,270	49
Profit before tax	**1,391**	770	81
Adjusted profit before tax*	**1,705**	1,107	54
Adjusted earnings *	**925**	581	59
Adjusted earnings per share*			
- US cents	**77.6**	54.0	44
- UK pence (up 31%)	**45.8**	34.9	
- SA cents (up 7%)	**547.6**	513.3	
Basic earnings per share (US cents)	**54.1**	27.5	97
Dividends per share (US cents)	**30.0**	25.0	20
Net cash inflow from operating activities	**2,292**	1,568	46

 # Includes Miller Brewing Company for nine months.

^ 2003 turnover has been restated downward by US$128 million to reflect the adoption of FRS5 Reporting the substance of transactions, application note G – revenue recognition.

** EBITA and adjusted profit before tax comprise profit before interest and tax (US$1,579 million) and profit before tax (US$1,391 million) respectively before goodwill amortisation (US$355 million), and before exceptional items (net credit US$41 million – see note 4). The calculation of adjusted earnings is given in note 6.*

- **Total lager volumes increase 18.9% to 137.8 million hls, organic growth of 3.7%**
- **Miller turnaround on track and showing momentum**
- **Continuing excellent performances in Europe, EBITA* up 39%**
- **Further good performance from Africa & Asia, EBITA* up 31%**
- **Strong growth in Beer South Africa, EBITA up 54%**
- **Balance sheet strength reflects cash generation and successful refinancing**

	2004	Reported growth	Organic, constant currency

	Pre-exceptional EBITA US$m	%	growth %
North America*	424	70	28
Central America	76	36	39
Europe	383	39	22
Africa and Asia	306	31	21
Beer South Africa	522	54	15
Other Beverage Interests	186	55	17
Hotels and Gaming	53	26	24
Central Administration	(57)	-	-
Group	1,893	49	22

** Organic, constant currency growth reflects nine months, July to March*

Statement from Meyer Kahn, Chairman

"I am delighted to report that the financial year has been an outstanding one for your company, with adjusted earnings per share up by 44%. Recognising this strong performance, the board has recommended an increased final dividend, bringing the total for the year to 30 US cents, a 20% increase on the prior year.

It is particularly gratifying that all of our businesses performed well. The results from Miller are beginning to show the benefits of our turnaround programmes and our Central American operation delivered higher earnings. There were strong results from South Africa, in both beer and soft drinks, with Africa and Asia again producing an impressive performance. Once again we saw good growth in Europe, with Russia performing particularly well.

Looking ahead our strategy continues on course and we have generated the momentum to produce another year of growth."

Enquiries:		
	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Mob: +44 7850 285471
Gary Leibowitz	Vice President, Investor Relations	Mob: +44 7717 428540
Nigel Fairbrass	Head of Corporate Communications (Finance)	Mob: +44 20 7659 0105
Ciaran Baker	Head of Corporate Communications	Mob: +44 7979 954493
Philip Gawith	The Maitland Consultancy Ltd	Tel: +44 20 7379 5151

A live webcast of the management presentation to analysts will begin at 9.30am (BST) on 20 May 2004.
This announcement, a copy of the slide presentation and video interviews with management are available on the SABMill plc website at www.sabmiller.com . Video interviews with management can also be found at www.cantos.com.

High resolution images are available for the media to view and download free of charge from www.vismedia.co.uk

Copies of the press release and the detailed Preliminary Announcement are available from the Company Secretary at the Registered Office, or from 2 Jan Smuts Avenue, Johannesburg, South Africa.

Registered office: Dukes Court, Duke Street, Woking, Surrey, GU21 5BH

Telephone: +44 1483 264000
Telefax: +44 1483 264103

Incorporated in England and Wales (Registration Number 3528416)

CHIEF EXECUTIVE'S REVIEW

Business review

We have delivered excellent results over the past financial year with our strong growth in reported earnings being attributable to three main factors. Firstly, sound operational performances from each of our businesses around the world. Secondly, our turnaround programme at Miller is starting to deliver results and while there is still much work to be done there is evidence of momentum particularly behind the Miller Lite brand. Thirdly, we have benefited from currency movements, mainly the strengthening of the rand which has enhanced the strong organic growth and performance improvement delivered from our South African businesses.

Total group beverage volumes of 173.9 million hectolitres (hls) were 15% above last year's 151.4 million hls (organic growth 3.3%) and lager volumes were up 19% to 137.8 million hls, (organic growth 3.7%). Other beverages totalled 36.1 million hls.

Turnover, including share of associates, increased by 41% to US$12,645 million (organic, constant currency growth 8%) and pre-exceptional EBITA grew 49% to US$1,893 million (organic, constant currency growth 22%). EBITA margins improved in most of our businesses, reaching 15.0% for the group. Reported profit before tax increased by 81% to US$1,391 million. Adjusted earnings were up by 59%, to US$925 million, with adjusted earnings per share of 77.6 US cents, up 44% on the prior year. Reported basic earnings per share of 54.1 US cents increased 97% on the prior year.

The balance sheet remains strong and net cash inflow generated from operating activities reached US$2,292 million, a 46% increase over prior year. Borrowings incurred regarding acquisitions undertaken during the year were largely offset by the group's strong cash flow so that group net debt increased by only US$63 million to US$3,025 million. The group's gearing decreased at the year-end to 43.3% from last year's 46.6% (restated*).

The board has proposed a final dividend of 22.5 US cents per share, making a total of 30 US cents per share for the year, an increase of 20% over prior year. The dividend, which is covered 2.6 times by adjusted earnings, is at a level that we believe should grow over time in line with the trend of any increase in earnings.

North America

Last year we announced our three-year plan to stabilise the business and establish a platform for growth. During the year we completed the analysis and restructuring phases of the plan and we have made good progress in the four key areas: brands, sales and distribution, costs and productivity and organisational capability. As a consequence the Miller portfolio of brands returned to volume growth in the domestic market in the fourth quarter and profitability has improved.

Today Miller is a stronger business than it was a year ago. The Miller Lite brand is leading the recovery and in the coming year we will seek to improve the trends in other key brands as we increase the marketing investment.

Central America

Our Central America business delivered pre-exceptional EBITA of US$76 million, an increase of 36% over prior year. This reflects management action in improving our brand portfolios, market focus and operating efficiencies. Whilst beer volumes grew by 5%, volumes of carbonated soft drinks (CSDs) fell by 4% in line with regional weakness and increased competitive intensity in El Salvador. However CSD volume trends improved through the course of the year and further brand portfolio and sales execution enhancements are planned for fiscal 2005.

**The group has adopted UITF 38 – Accounting for ESOP trusts, which has resulted in a reclassification of shares held in both employee share trusts and the Safari Ltd investment, from other fixed asset investments, reducing net assets by US$629 million at 31 March 2003. This amount has been deducted in arriving at shareholders' funds.*

Europe

Our Europe operations delivered another excellent year of profit growth, with organic lager volume up by 8%. Pre-exceptional EBITA was up 39%, up 22% organically in constant currency, with most countries improving volumes, market share and margins. Poland, our largest contributing business, grew EBITA through improved productivity and continuing cost reductions whilst underlying volume growth was below the rate achieved in recent years. The Czech Republic had another strong year, while Hungary and Romania performed well, and the integration process within Peroni remains on plan. Volumes in our Russian business increased 70%, with sales of Miller Genuine Draft growing by 90%. The international premium brand Pilsner Urquell grew some 11% domestically and 7% globally.

Four of our markets were included in the European Union (EU) enlargement which took place on 1 May 2004: Czech Republic, Hungary, Poland and Slovakia. We believe this will lead over time to greater political, economic and currency stability in the region, underpinning future consumption growth.

Africa and Asia

Africa and Asia performed very well with pre-exceptional EBITA up 31%, 21% organically in constant currency, continuing the solid performance reported at the half year. Our African businesses, including our Castel alliance, benefited from generally firm pricing, productivity enhancements and favourable exchange rate movements in some countries. China recovered from the SARS epidemic at the beginning of the year to record 5% organic lager volume growth.

In June 2003 we announced the acquisition of a 29.6% stake in the Harbin Brewery Group Ltd (Harbin). On 5 May 2004 we announced an offer for the entire issued share capital of Harbin of HK$4.30 in cash per share. We believe that Harbin represents a powerful strategic fit with our existing operations in China and that majority ownership by SABMiller will bring benefits for all stakeholders. Further

details relating to Harbin will be given in our formal offer document, which will be published shortly.

South Africa

Beer South Africa EBITA grew by 54%, 15% on a constant currency basis, benefiting from volume growth of 3%, an improvement in year-on-year pricing and ongoing operational productivity. The business did well to maintain the EBITA margin at 26.6%, having absorbed launch costs and higher ongoing marketing costs of the new premium brands introduced during the year.

Other Beverage Interests (OBI) pre-exceptional EBITA grew 55%, 17% organically in constant currency, driven by an 8% increase in ABI volumes, price rises, overhead productivity and reduced raw material costs. ABI continues to diversify its product range into non-carbonated beverage categories, driving growth. Tsogo Sun has had a successful first year, with strong trading performances in both its hotel and gaming businesses.

Outlook

We are well positioned by virtue of our geographic reach and balance, the quality of our businesses and our financial strength, to continue to deliver value to shareholders. The 2004 results reflect strong performances across the group, and for the coming year we believe that we are in a good position to continue to generate growth in earnings.

Operational review

North America

Financial summary	**2004 US$m**	2003* US$m
Turnover ^	**4,778**	3,408
EBITA**	**424**	250
EBITA margin (%) **	**8.9**	7.3
Sales volumes (hls 000s)		
- Lager – excluding contract brewing	***47,258***	*33,852*
– contract brewing	***10,593***	*8,172*
- Carbonated soft drinks (CSDs)	***70***	*55*

** 2003: nine months only.*
*** Before exceptional items of US$14 million being restructuring costs of US$13 million, Tumwater brewery closure cost reversal of US$4 million and asset impairment of US$5 million (2003: integration costs of US$17 million and Tumwater brewery closure costs of US$35 million).*
^ 2003 turnover has been restated downward by US$65 million to reflect the adoption of FRS5 Reporting the substance of transactions, application note G – revenue recognition.

Total Miller shipment volumes, comprising domestic US and international sales, fell by 0.8% for the full year versus proforma fiscal 2003, as compared to a decline of 5.7% during the first half of the year. This improved full year performance was driven by more robust sales in the second half when total shipment volumes grew by 5.3%.

Miller's US domestic shipments fell by just 0.4% for the year, again reflecting better second half volumes, which increased by 5.9%. Strong growth in Miller Lite sales in the second half was the prime contributor to this improved performance, offsetting declines in Miller Genuine Draft, certain economy brands and the flavoured malt beverage (FMB) brands.

Domestic US industry shipment volumes increased by approximately 1% for the fiscal year despite the influence of the continuing Iraq conflict and higher fuel prices. Miller's US domestic sales to retailers (STRs) fell by 1.5% versus proforma fiscal 2003, but in the second six months STRs grew by 2% compared with the prior year.

Total turnover declined by 0.8% on a proforma[1] basis, impacted by declines in contract brewing and international revenues. US domestic turnover (excluding contract brewing) increased by 0.3% on a proforma basis, reflecting growth in beer revenues largely offset by a decline in FMBs. Industry pricing throughout the year was solid, especially in the fourth quarter of the fiscal year. Miller Lite sales increases had a positive impact on brand mix. However this was partially offset by adverse geographic and pack mix. Costs of goods sold increased at approximately the prevailing inflation rate.

EBITA for the year, before exceptional items of US$14 million, was US$424 million, an increase of 5.0% over the proforma adjusted prior year[1] of US$404 million. EBITA for the second half increased by 18% to US$175 million reflecting the stronger performance described above.

[1] Proforma adjusted prior year turnover was US$4,815 million, consisting of US$3,408 million (as shown above) plus US$1,407 million under the ownership of Altria during the period April – June 2002. Proforma adjusted prior year EBITA was US$404 million, consisting of US$250 million (as shown above) plus US$16 million of one time costs associated with the launch of FMBs, plus US$138 million under the ownership of Altria during the period April – June 2002.

In the past year, we have driven productivity across all functions of the business realising savings in excess of our original US$50 million target. This has been achieved by improving the operation of our breweries, better procurement, more effective marketing spend and a reduced overall headcount. The expected cost benefits from the closure of the Tumwater brewery have also been realised during the year. The current cost base of Miller reflects these changes and although incremental improvement is possible further large one-off savings are not expected. The costs of pensions, healthcare and labour increased above the prevailing inflation rate offsetting some of the benefits achieved through productivity improvement.

Capital expenditure was maintained at previous year's levels. Projects included information systems upgrades, warehouse automation at the Albany and Eden

breweries, "fridge pack" packaging capability as well as a number of quality-focused investments.

Our more disciplined approach to brand marketing, focused on the attributes of our beers, began to deliver benefits in the second half. Our new advertising and promotions around the Miller name began in November 2003 and were followed by specific brand campaigns, first for Miller Lite beginning in December 2003 and subsequently for Miller Genuine Draft, in March 2004. New packaging linking Miller Lite and Miller Genuine Draft has also been launched to maximise the impact of the Miller name. The effect of these activities has been to cause consumers to reconsider Miller products and allowed us to engage with them about choice and taste. Revitalised campaigns will follow for our economy and worthmore brands.

During the year, we segmented the US market into 88 market areas and have developed detailed local market plans in each of our 33 high focus markets. These plans allow our sales efforts to be more appropriately directed, better supporting our wholesalers. We have deployed additional sales people and marketing funds at a local level to further enhance this process. Plans will be completed for the remaining markets in the current year, and we will continue to refine and improve the process. Furthermore a marketing and sales integration project is underway to drive further improvement.

Good progress had been made towards improving the Miller organisation's effectiveness. The organisation was restructured in August and approximately 200 new people have also been recruited, primarily in marketing and sales, while maintaining the overall net reduction in salaried staffing levels. Performance management processes are now entrenched across Miller, and work continues on upgrading our talent through ongoing development and recruitment.

Central America

Financial summary	**2004 US$m**	2003 US$m	% change
Turnover	**531**	514	3
EBITA*	**76**	56	36
EBITA margin (%) *	**14.2**	10.8	
Sales volumes (hls 000s)			
- Lager	***1,839***	*1,747*	5
- Carbonated soft drinks (CSDs)	***6,031***	*6,257*	*(4)*
- Other beverages	***2,643***	*2,499*	6

** Before exceptional reorganisation costs of US$6 million (2003: US$12 million).*

Progress was made throughout the year in improving our brand portfolios, market focus and the operating efficiency of the business.

Beer volumes rose by 7% in the second half (up from 4% in the first half), resulting in an increase of 5% for the year. Our beer brand segmentation and portfolio management was improved as we executed refocused advertising and new product and sales initiatives. Our leading brand franchises (Pilsener and Salva Vida) have been strengthened, alongside new premium offerings (Bahia and Miller Genuine Draft) and enhanced lower-mainstream brands (Regia Extra and Imperial) designed to compete more effectively with low-priced spirits. Resulting recent volume trends are particularly encouraging in El Salvador, whilst further trade marketing and sales effectiveness initiatives are now underway throughout the region.

CSD volumes fell by 1% in the second half (compared to a 6% fall in the first half), reflecting an improving trend towards stabilisation following the regional weakness and increased competitive intensity in El Salvador, both of which began in the latter half of 2002. Our market share has stabilised in El Salvador and increased slightly in Honduras where volumes grew modestly in the second half. Strengthened brand positioning and marketing execution for Coke and Sprite are well underway, supporting our sector leadership in focusing on attribute rather than price-based competition. Further brand portfolio enhancement utilising the Fanta and Tropical brands is also a focus for fiscal 2005.

Turnover grew by 3%, as virtually unchanged total beverage sales volumes were accompanied by both price increases (for beer in Honduras and CSDs throughout) and the favourable mix impact of beer's greater contribution to sales. This favourable impact was partly offset by strong growth in bottled water sales in the second half that, while contributing attractive gross margins, have lower price points. CSD prices rose by between 5% and 8% near the beginning of the fiscal year, while Honduran beer pricing increased by some 10% in March 2004. These increases have been accompanied by the positive impact of both pricing standardisation within channels and channel mix improvement.

Pre-exceptional EBITA more than doubled in the second half and grew by 36% for the full year as a result of operating cost reductions, improved operating leverage (on rising beer sales), favourable product mix trends, positive pricing, and unit cost savings through procurement synergies. Following our wide-ranging business restructuring, which resulted in a headcount reduction of 1,600, we are now realising the synergies between countries and from combining beer and CSD categories. EBITA margin rose in the second half compared to the prior year, driving the full year margin to 14.2% against last year's 10.8%.

Europe

Financial summary	**2004 US$m**	2003 US$m	% change
Turnover ^	**2,420**	1,583	53
EBITA *	**383**	275	39
EBITA margin (%) *	**15.8**	17.4	
Sales volumes (hls 000s)			
- Lager	***30,925***	*24,472*	*26*

- Lager comparable	***26,309***	*24,472*	*8*
- Other beverages	***97***	*137*	*(29)*

** Before exceptional items being water plant closure costs of US$6 million (2003: US$Nil).*
^ 2003 turnover has been restated downward by US$63 million to reflect the adoption of FRS5 Reporting the substance of transactions, application note G – revenue recognition.

Lager volumes grew 26% (8% on an organic basis), influenced by the good European summer of 2003 and a very strong performance in Russia. The division produced a third consecutive year of excellent profit growth with pre-exceptional EBITA up 39%. In constant currency terms, organic EBITA growth was 22%. The rate of EBITA increase against prior year was lower in the second half than in the first, reflecting the increased seasonality in the division following the Peroni acquisition. Improved sales mix within most markets, pricing ahead of local cost increases and improved productivity resulted in organic, constant currency EBITA margin enhancement. However, the reported margin was impacted by the lower current margins of Peroni and Dojlidy.

The Polish beer market expanded by around 6%, with disproportionate growth in the lower priced segments. Kompania Piwowarska's total volumes increased by over 8%, while organic volumes were marginally ahead of prior year. The Dojlidy business, which we acquired during the year, grew 10% on a proforma basis against prior year. The rate of Kompania Piwowarska's volume growth improved during the second half as distributors responded to an improved incentive programme, and increased focus in the on-premise channel started yielding results. The Zubr and Debowe brands showed particularly strong growth, with Zubr now at a 4% national share and the flagship Tyskie brand exceeding 5.6 million hectolitres. Improved production standards and continuing good cost productivity contributed to continued growth in EBITA.

In the Czech Republic a strong domestic volume improvement of 4% in a market that grew by 2% reflects the hot summer as well as share gains. Increases in marketing spend helped boost growth to 6% in the higher value on-premise channel and this, together with increased average prices of 4%, improved overall margins. Our international premium brand Pilsner Urquell grew some 11% domestically and 7% globally. Favourable procurement contracts and operating efficiencies contributed to a substantial profit improvement, which was further enhanced by the firm Czech currency.

In May 2003, SABMiller acquired 60% of Birra Peroni SpA for €246 million (US$299 million, including acquisition costs). Industry volumes in Italy grew strongly during the summer and the full year's growth rate was approximately 6%, with Peroni volumes in line with the market. Both key brands, Peroni and Nastro Azzurro, performed satisfactorily, with Peroni retaining its position as the market's leading brand. The Miller Genuine Draft brand was introduced in November 2003 and is now produced in the Padova brewery. The integration process within Peroni remains on plan although the company's profitability for the period was impacted by integration costs and significant marketing and promotional investment behind our brands, together with the first beer excise increase for 13 years.

In Russia, our business, which is clearly focused in the premium segment, had a very strong year with volumes up 70% and continuing growth in segment share. Miller Genuine Draft grew by 90% and our Czech brand, Kozel, more than doubled volume. We are continuing to expand our market coverage and our presence in the on-premise channel, and this contributed to strong growth in EBITA and cash flow. A further expansion is being planned at the Kaluga plant.

Our business in Hungary enjoyed 6% volume growth against a market growth of 4% and we retained our market leadership in value share. The premium Dreher brand volume grew by 3%, and together with initiatives to improve margin this led to strong profit growth. In Romania, the market expanded by approximately 15% with our volume growth being in line. However, our share of value increased and margins improved, while the broader market growth was driven by lower-priced volumes in PET packages. In May 2004, SABMiller announced its agreement to acquire 81.1% of Aurora SA. This will consolidate our position as number two in the country and will add a strong new sales platform in the central region.

Our volume in Slovakia grew by 6%, while the market was held back by a significant increase in excise. The business moved to direct distribution during the year and this change should improve market penetration and profitability in the medium term. The Canary Islands enjoyed renewed growth, influenced by the hot summer and an increase in immigration, with our beer volumes increasing by 6%. We closed the Pinalito water business at an exceptional cost of some US$6 million.

Africa and Asia

Financial summary	**2004 US$m**	2003 US$m	% change
Turnover	**1,555**	1,209	29
EBITA *	**306**	233	31
EBITA margin (%) *	**19.7**	19.2	
*Sales volumes (hls 000s) ** *			
- Lager	***32,492***	*31,332*	*4*
- Lager comparable	***31,915***	*30,917*	*3*
- Carbonated soft drinks (CSDs)	***3,879***	*4,206*	*(8)*
- Other beverages	***10,166***	*9,920*	*2*

** Before exceptional items being US$6 million share of associate's profit on disposal of the CSD business in Morocco and US$1 million share of associate's profit on disposal of a brand in Angola (2003: US$Nil).*
*** Castel volumes of 12,049 hls 000s (2003: 10,680 hls 000s) lager, 9,221 hls 000s (2003: 8,925 hls 000s) carbonated soft drinks, and 3,326 hls 000s (2003: 804 hls 000s) other beverages are not included.*

Africa

Our portfolio of businesses in Africa combined with our Castel alliance diversifies country risk across the continent and the benefits of this can be seen in the fiscal 2004 results. Overall, our African businesses continued the solid performance reported at the half year, delivering strong results for the full year. Lager volume growth was recorded in Uganda, Ghana, Tanzania, Zambia and Swaziland, but this was more than offset by a modest decline in Botswana and a significant reduction in Zimbabwe where the depressed economy impacted sales. A similar pattern was evident in carbonated soft drinks, where exceptionally strong volume gains in Angola were also offset principally by steep declines in Zimbabwe. Lager brand growth was 2%, driven by the two principal pan-African brands, Castle and Castle Milk Stout. Across the continent there have been a number of successful brand rejuvenation projects, particularly Safari in Tanzania, Laurentina in Mozambique and Nile and Club in Uganda.

Our African business delivered a strong pre-exceptional EBITA performance reflecting volume developments in key markets, improved productivity and operating performance and currency strength principally in Botswana, Lesotho and Swaziland. In addition, the group recorded market share gains in Uganda and Ghana, the former including the benefits of new product development. We continue to benefit from last year's East African consolidation in Tanzania and Kenya, and Angola is proving to be an exciting market with strong growth in our CSD business as the economy normalises after years of civil war. Botswana delivered strong earnings growth despite the marginal drop in volumes following the introduction of VAT.

Our alliance partner, Castel, enjoyed an excellent year with strong organic growth in its key markets of Cameroon, Ivory Coast and Gabon, augmented by a number of strategic acquisitions and currency strength. We recently announced our 40% participation in joint ventures in Algeria and Morocco.

Asia

Our Chinese associate, China Resources Breweries Ltd (CRB), performed well, recovering from the SARS epidemic at the beginning of the year to record 7.5% lager volume growth for the year of which 5% was organic. The Chinese beer market is estimated to be the biggest in the world by volume, with CRB enjoying the number two position in the market. The development of a national brand remains a key focus area in the business, with the Snowflake brand achieving volumes of 7 million hectolitres during the current year. The volume growth during the year contributed to an increase in EBITA.

In June 2003 we announced the acquisition of a 29.6% stake in the Harbin Brewery Group Ltd (Harbin), which we have accounted for as a fixed asset investment for the period of ownership. On 5 May 2004 we announced an offer for the entire issued share capital of Harbin of HK$4.30 in cash per share. We believe that Harbin represents a powerful strategic fit with our existing joint venture operations in China and that majority ownership by SABMiller will bring benefits for all stakeholders. Further details relating to Harbin will be given in our formal offer document, which will be published shortly.

In March 2004, CRB announced that it had entered into a conditional agreement with the majority shareholder of Zhejiang Qianpi Group Company Ltd (Qianjiang), the

largest brewery in Zhejiang Province, to co-operate to reorganise Qianjiang and establish a joint venture company, whereby CRB will have a 70% equity interest in the company and the shareholders of Qianjiang will have the remaining 30% interest. Further, in May 2004 CRB announced that it had acquired a 90% interest in two breweries in Anhui Province. The two breweries in Shucheng and Liuan produce the Longjin brand.

In India, we announced the formation of a 50:50 joint venture with the Shaw Wallace group to achieve a strong number two position in this populous country's developing beer industry. The operational integration of our businesses has been completed ahead of expectation and we have a solid foundation to capture ongoing volume growth as the beer industry develops. Certain conditions are in the process of being completed, and until the transaction becomes unconditional the business will be accounted for as a fixed asset investment.

South Africa:

Beer South Africa

Financial summary	**2004 US$m**	2003 US$m	% change
Turnover	**1,964**	1,270	55
EBITA	**522**	338	54
EBITA margin (%)	**26.6**	26.6	
Sales volumes (hls 000s)			
- Lager	***25,261***	*24,428*	*3*

Beer volumes continued the positive trends of the first half, ending the year 3.4% above prior year. The improved economic climate in South Africa has underpinned this growth and has led to trading up amongst consumers both in the beer segment and in the broader liquor market where beer has continued to take share primarily from natural wine, with our share of the liquor market now 59.3%, up from last year's 57.1%. This trend has been enhanced by effective in-trade execution and the price and value of offerings of products within our portfolio.

For the first time in many years the mainstream market grew, and there has been continued strong growth from the premium and alcoholic fruit beverage segments of the portfolio with year on year growth of 30% and 50% respectively. These segments continue to be the prime focus of our innovation programme with the introduction of our international premium brands, Miller Genuine Draft and Pilsner Urquell, and a new variant of Brutal Fruit, "Sultry Strawberry". Our international premium brands have achieved widespread availability in their target markets.

The higher volumes, improvements in pricing and positive mix trends led to turnover being up 15% in constant currency. EBITA margins have been maintained notwithstanding the launch costs and higher ongoing marketing costs of the international premium brands introduced in the year, the negative impact of the

stronger rand on export margins and higher raw material costs arising in part from the previous year's hedging strategy. As a result EBITA has also improved by 15% in constant currency. This profit performance has been further enhanced by the strengthening of the rand leading to a 54% increase in reported EBITA.

Disciplined cost management enhanced productivity in all areas. Investments in the manufacturing excellence programmes over the past few years have resulted in a significant improvement in production raw material usage, with efficiencies at an all time high.

The new liquor act, which was approved in November 2003, has yet to be enacted. The material contents of the act remain unchanged from the time of approval and the department of Trade and Industry is currently developing the regulations applying to the Act, which we expect to be published later this year.

Other Beverage Interests

Financial summary	**2004 US$m**	2003 US$m	% change
Turnover	**1,171**	788	49
- ABI	**912**	594	54
EBITA *	**186**	120	55
- ABI	**158**	98	61
EBITA margin (%) *	**15.9**	15.3	
- ABI	**17.3**	16.5	
Sales volumes (hls 000s)			
Soft drinks	***13,227***	*12,489*	*6*
ABI	***12,999***	*12,063*	*8*

** Before exceptional US$13 million profit on disposal of trademarks (2003: US$Nil).*

Amalgamated Beverage Industries (ABI)

Drivers of the 8% volume growth were increased promotional activity and improved execution thereof, favourable weather patterns during the year and higher consumer spending resulting from interest rate cuts and improved consumer confidence.

Carbonated soft drinks (CSDs) grew by 7% and contributed 95% of the volume. The balance of volume was contributed by alternative beverages (water and fruit juices) which grew by in excess of 30%.

EBITA increased by 61% (19% in constant currency), driven by volume growth, a weighted price increase of 8%, overhead cost productivity and reduced raw material costs, partly offset by sales mix including the impact of new product introductions.

Appletiser

EBITA was in line with prior year, as the costs of additional marketing expenses in export markets were offset by benefits from a stronger rand.

Distell

Distell's sales volumes in the domestic market reflect a favourable sales mix, and growth in the spirits category. International sales volumes showed strong volume growth, and initiatives were completed to reduce the company's overhead costs and to reduce the cost of materials.

Hotels and Gaming

Financial summary	**2004 #** **US$m**	2003 ^ US$m	% change
Turnover	**226**	212	6
EBITA**	**53**	42	28
EBITA margin (%) **	**23.7**	19.7	
*Revpar – US$ **	***$42.71***	*$32.10*	*33*

 # SABMiller 49% share of the new Tsogo Sun group formed on 31 March 2003.
^ SABMiller 100% share of Hotels and 50% share of Gaming.
** Revenue per available room.*
*** Before exceptional profit of US$4 million on partial disposal of subsidiary in 2003.*

The new Tsogo Sun group, which was formed on 31 March 2003 through the restructure of the SABMiller hotel and gaming interests, in conjunction with the group's empowerment partners, Tsogo Investments, has had a successful first year, with strong trading performances in both its hotel and gaming businesses.

In hotels, the key domestic corporate market continues to perform well and occupancies in the domestic leisure segment have improved, while international tourism has been hampered by the strong rand and a global travel market that has experienced weak trends.

In gaming, results are dominated by the performance of the group's flagship Montecasino operation in Gauteng. The Gauteng gaming market continued to experience growth during the fiscal 2004 year, and this has resulted in Montecasino achieving further improvements in turnover.

Financial review

Segmental analysis

Our operating results are set out in the segmental analysis of operations, and the disclosures accord with the manner in which the group is managed. SABMiller believes that the reported profit measures – before exceptional items and amortisation of goodwill – provide additional and more meaningful information on trends to shareholders and allow for greater comparability between segments. Segmental performance is reported after the specific apportionment of attributable head office service costs.

Accounting for volumes

In the determination and disclosure of reported sales volumes, the group aggregates the volumes of all consolidated subsidiaries and its equity accounted associates, other than associates where the group exercises significant influence but primary responsibility for day to day management rests with others (such as Castel and Distell). In these latter cases, the financial results of operations are equity accounted in terms of UK GAAP but volumes are excluded. Contract brewing volumes are excluded from total volumes, however turnover from contract brewing is included within group turnover. Reported volumes exclude intra-group sales volumes.

New accounting standards

The reported turnover for the year ended 31 March 2003 has been restated following the adoption of FRS5 – Reporting the substance of transactions, application note G – revenue recognition. The change reduced each of turnover and net operating costs by US$128 million for the year ended 31 March 2003 in respect of the following segments - US$65 million in North America and US$63 million in Europe. Had the 2004 financial results been prepared on the previous basis, the impact would have been to increase turnover by US$178 million (US$100 million in North America and US$78 million in Europe). There was no impact on EBITA in either year, however the adjustment does increase the group's reported EBITA margin by approximately 20 basis points.

The group has also adopted UITF 38 – Accounting for ESOP trusts, which has resulted in a reclassification of shares held in both employee share trusts and the Safari Ltd investment, from other fixed asset investments, reducing net assets by US$629 million at 31 March 2003. This amount has been deducted in arriving at shareholders' funds. The revised UITF 17 – Employee share schemes, has also been adopted. There were no material changes to reported profits for the year ended 31 March 2003.

Organic, constant currency comparisons

The group has made some disclosures of its results on an organic, constant currency basis, to analyse the effects of acquisitions net of disposals and changes in exchange rates on the group's results. Organic results exclude the first twelve months' results of acquisitions and the last twelve months' results of disposals. Constant currency results have been determined by translating the local currency denominated results for the year ended 31 March 2004 at the exchange rates for the comparable period in the prior year.

Acquisitions

The acquisition of a 60% interest in Birra Peroni SpA, the number two brewer in Italy, with options to increase the holding in the future, was completed on 4 June 2003, although control passed to SABMiller on 21 May 2003 when the SABMiller appointed directors assumed control of the business. Consequently the business has been accounted for from 21 May 2003. The acquisition was funded in cash from existing resources. Further details of the acquisition, together with other acquisitions made during the year, are given in note 11.

Profit before tax

Profit before tax of US$1,391 million was up 81% on prior year, reflecting performance improvements from existing businesses, the inclusion of a full year's results from Miller and the impact of favourable exchange rates, partially offset by increased interest charges.

Exceptional items

The group recorded net exceptional costs within operating profit of US$26 million, comprising Miller restructuring costs of US$13 million; a reversal of US$4 million of the Tumwater brewery closure costs at Miller; and a US$5 million impairment charge in relation to FMB assets at Miller; US$6 million of reorganisation costs in Central America; and US$6 million costs associated with the closure of the water bottling plant in the Canary Islands. Exceptional profits of US$67 million were recorded after operating profit and comprised surplus on the pension fund of a disposed operation of US$47 million; profit on the disposal of trademarks in Appletiser of US$13 million; and the group's share of the profit on disposal of Castel's Moroccan CSD business of US$6 million and a brand in Angola of US$1 million.

This compares to prior year exceptional costs within operating profit of US$70 million, comprising Tumwater brewery closure and impairment costs of US$35 million and integration costs of US$23 million within Miller, and Central America reorganisation costs of US$12 million. A profit of US$4 million on partial disposal of the group's holdings in the Hotels and Gaming group was recorded after operating profit.

Treasury

Gross borrowings have increased to US$3,707 million from US$3,523 million at 31 March 2003. Net debt has increased to US$3,025 million from US$2,962 million reflecting the net increase in borrowings incurred regarding the acquisitions in the year partly offset by cash inflow from operations. In August 2003 the US$2,000 million bank facility assumed with Miller was refinanced with the successful issue of US$1,100 million 5.5% ten-year bonds and US$600 million 4.25% five-year bonds by Miller Brewing Company, with effective interest rates of 5.21% and 3.94% respectively, the balance being repaid by Miller from its surplus cash resources. Concurrently SABMiller plc also issued US$300 million 6.625% 30-year bonds with an effective interest rate of 6.41%. The effective interest rates are arrived at after taking into account hedges which were put in place prior to the issuance of the bonds to protect against rising underlying Treasury interest rates.

The average loan maturity in respect of the US$ fixed rate debt portfolio is some 5.25 years. The average borrowing rate for the total debt portfolio at March 2004 was

4.8% (prior year less than 4.5%). The group's gearing decreased at the year-end to 43.3% from last year's 46.6% (restated).

Interest

Net interest costs increased to US$188 million, a 15% increase on the prior year's US$163 million. This increase is due primarily to the increase in borrowings incurred regarding the acquisitions undertaken in the last two years, together with the effects of the higher interest rates payable on the fixed debt issued during the year. Interest cover, based on pre-exceptional profit before interest and tax, has improved to 8.2 times.

Taxation

The effective tax rate, before goodwill amortisation and exceptional items, is 34.3%, broadly in line with the prior year excluding the exceptional deferred tax credit. While there is virtually no change in the rate compared to the prior year the tax charge has increased as a result of higher profits earned partly offset by impacts of various tax saving measures introduced during the year.

Pensions

The group has exposures associated with defined benefit pension schemes and post retirement benefits: the Miller defined benefit pension plans and post retirement benefit plans, the ABI Pension Fund which is in surplus, and the South African post retirement medical aid schemes which are almost fully provided for under SSAP24, being the most significant. The updated valuations as at the year end, required for FRS17 disclosure purposes only, indicate a deficit on the schemes in aggregate, in excess of amounts provided in the balance sheet, of some US$140 million, after taking account of the related deferred taxation. This compares to the prior year deficit of US$194 million. The group has no other significant exposures to pension and post retirement liabilities as measured in accordance with FRS17.

Goodwill

Intangible assets increased by US$62 million, due primarily to the inclusion of goodwill of US$283 million arising on the Peroni acquisition in May 2003, partially offset by the amortisation for the year. Goodwill in ABI is considered to have an indefinite life (consistent with prior years), all other goodwill being amortised over 20 years. The attributable amortisation charge for the year under review rose to US$333 million from last year's US$250 million.

Cash flow

Net cash inflow from operating activities before working capital movement (EBITDA) rose to US$2,185 million from last year's US$1,483 million. The ratio of EBITDA to group turnover increased in the year to 19.2% (2003: 18.2% restated).

Currency: rand

During the financial year, the SA rand showed strength against the US dollar and the currency ended the financial year at R6.39 to the US dollar. As a result, the weighted average rand/dollar rate improved by 34.6% to R7.06 compared with R9.50 in the prior year.

Dividend

The board has proposed a final dividend of 22.5 US cents making a total of 30.0 US cents per share for the year. Shareholders will be asked to ratify this proposal at the annual general meeting, scheduled for 29 July 2004. In the event that ratification takes place, the dividend will be payable on 6 August 2004 to shareholders on the London and Johannesburg Registers. The ex-dividend trading dates, as stipulated by the London Stock Exchange will be 7 July 2004 on the London Stock Exchange and 5 July 2004 on the Johannesburg Securities Exchange South Africa as stipulated by STRATE. As the group reports in US dollars, dividends are declared in US dollars. They are payable in sterling to shareholders on the UK section of the register and in South African rand to shareholders on the RSA section of the register. The rates of exchange applicable on 14 May 2004, being the last practical date before the declaration date, will be used for conversion ($/£ = 1.7599 and R/$ = 6.7775), resulting in an equivalent final dividend of 12.7848 UK pence per share for UK shareholders and 152.4938 SA cents per share for RSA shareholders. The equivalent total dividend for the year for UK shareholders is 17.2350 UK pence (2003: 15.5081 UK pence) and for RSA shareholders is 202.6501 SA cents (2003: 207.0250 SA cents).

To comply with the requirements of STRATE in South Africa, from the close of business on 2 July 2004 until the close of business on 9 July 2004, no transfers between the UK and South African Registers will be permitted and no shares may be materialised or dematerialised.

Annual report and accounts

The group's unaudited summarised financial statements and certain significant explanatory notes follow. The annual report will be mailed to shareholders in early July 2004 and the annual general meeting of the company will be held at 11:00hrs on 29 July 2004.

SABMiller plc
CONSOLIDATED PROFIT AND LOSS ACCOUNTS
for the years ended 31 March

	Notes	**2004 Unaudited US$m**	2003 Restated US$m
Turnover (including share of associates' turnover)	1,2	**12,645**	8,984
Less: share of associates' turnover		**(1,279)**	(817)
Group turnover	2	**11,366**	8,167
Net operating costs	3	**(10,043)**	(7,364)
Group operating profit	2	**1,323**	803

Share of operating profit of associates	2	**189**	126
Share of associate's profit on disposal of CSD business and brands in Morocco and a brand in Angola	4	**7**	-
Profit on disposal of trademarks	4	**13**	-
Surplus on pension fund of disposed operation	4	**47**	-
Profit on partial disposal of subsidiary	4	**-**	4
Profit on ordinary activities before interest and taxation		**1,579**	933
Net interest payable		**(188)**	(163)
Group		**(152)**	(142)
Associates		**(36)**	(21)
Profit on ordinary activities before taxation		**1,391**	770
Taxation on profit on ordinary activities	5	**(579)**	(349)
Profit on ordinary activities after taxation		**812**	421
Equity minority interests		**(167)**	(125)
Profit for the financial year		**645**	296
Dividends		**(358)**	(283)
Retained profit for the financial year		**287**	13
Basic earnings per share (US cents)	6	**54.1**	27.5
Headline earnings per share (US cents)	6	**76.7**	52.6
Adjusted basic earnings per share (US cents)	6	**77.6**	54.0
Diluted earnings per share (US cents)	6	**53.0**	27.4
Adjusted diluted earnings per share (US cents)	6	**75.2**	52.7
Dividends per share (US cents)		**30.0**	25.0

During the year and the previous year, the group made a number of acquisitions and increased its shareholdings in several subsidiaries. As disclosed in note 11, these acquisitions, with the exception of the acquisition of the Miller Brewing Company in July 2002, were material to individual business segments, however, they were not material to the group as a whole. All operations are continuing.

There is no material difference between the results disclosed above and those disclosable on an unmodified historical cost basis.

SABMiller plc
CONSOLIDATED BALANCE SHEETS
at 31 March

	Notes	**2004 Unaudited US$m**	2003 Restated US$m
Fixed assets			

Intangible assets	7	**6,513**	6,451
Tangible assets		**3,758**	3,244
Investments		**1,212**	736
Investments in associates		**928**	705
Other fixed asset investments	1	**284**	31
		11,483	10,431
Current assets			
Stock		**599**	456
Debtors		**1,035**	802
Investments	10	**31**	2
Cash at bank and in hand	10	**651**	559
		2,316	1,819
Creditors – amounts falling due within one year		**(2,783)**	(4,027)
Interest bearing	10	**(613)**	(2,409)
Other		**(2,170)**	(1,618)
Net current liabilities		**(467)**	(2,208)
Total assets less current liabilities		**11,016**	8,223
Creditors – amounts falling due after one year		**(3,166)**	(1,130)
Interest bearing *	10	**(3,094)**	(1,114)
Other		**(72)**	(16)
Provisions for liabilities and charges	8	**(866)**	(743)
Net assets		**6,984**	6,350
Shareholders' funds	1	**6,165**	5,572
Equity minority interests		**819**	778
Capital employed		**6,984**	6,350

** Includes US$594 million (2003: US$590 million) 4.25% guaranteed convertible bonds.*

SABMiller plc
CONSOLIDATED CASH FLOW STATEMENTS
for the years ended 31 March

	Notes	**2004 Unaudited US$m**	2003 Restated US$m
Net cash inflow from operating activities	9	**2,292**	1,568
Dividends received from associates		**25**	27
Returns on investments and servicing of finance			
Interest received		**53**	39

	Notes	2004	2003
Interest paid		**(216)**	(159)
Interest element of finance lease rental payments		**(3)**	(11)
Dividends received from other investments		**9**	3
Dividends paid to minority interests		**(154)**	(137)
Net cash outflow from returns on investments and servicing of finance		**(311)**	(265)
Taxation paid		**(456)**	(286)
Capital expenditure and financial investments			
Purchase of tangible fixed assets		**(576)**	(445)
Sale of tangible fixed assets		**27**	16
Purchase of investments		**(217)**	(9)
Sale of investments		**6**	3
Net cash outflow for capital expenditure and financial investments		**(760)**	(435)
Acquisitions and disposals			
Purchase of subsidiary undertakings	11	**(338)**	(52)
Net (overdraft) / cash acquired with subsidiary undertakings		**(160)**	6
Sale of subsidiary undertakings		**-**	44
Net cash disposed with subsidiary undertakings		**-**	(42)
Purchase of shares from minorities	11	**(20)**	(8)
Purchase of shares in associates		**(58)**	(6)
Net funding from associates		**1**	4
Proceeds of pension fund surplus from previously disposed operation	4	**47**	-
Proceeds from disposal of trademarks	4	**13**	-
Net cash outflow for acquisitions and disposals		**(515)**	(54)
Equity dividends paid to shareholders		**(309)**	(203)
Management of liquid resources			
(Purchase) / sale of short-term liquid instruments		**(16)**	43
Cash withdrawn from short-term deposits		**-**	1
Net cash (outflow) / inflow from management of liquid resources	10	**(16)**	44
Financing			
Issue of shares		**10**	2
Issue of shares to minorities		**4**	2
Net purchase of own shares for share trusts		**(10)**	(12)
New loans raised	10	**3,385**	190
Repayment of loans	10	**(3,377)**	(330)
Net cash inflow / (outflow) from financing		**12**	(148)
(Decrease) / increase in cash in the year	10	**(38)**	248

SABMiller plc
CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES for the years ended 31 March

	2004	2003
	Unaudited	Restated

	US$m	US$m
Profit for the financial year	**645**	296
Currency translation differences on foreign currency net investments	**300**	428
Other movements	**-**	3
Total recognised gains and losses for the year	**945**	727

CONSOLIDATED RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS for the years ended 31 March

	2004	2003
	Unaudited	Restated
	US$m	US$m
Profit for the financial year	**645**	296
Other recognised gains and losses relating to the year (net)	**300**	431
Net proceeds of ordinary shares issued for cash	**10**	2
Dividends declared by SABMiller plc	**(358)**	(283)
Payment for purchase of own shares for share trusts	**(10)**	(12)
Credit entry re the charge in respect of share option schemes	**6**	1
Nominal value of shares issued for the acquisition of Miller Brewing Company	**-**	43
Merger relief reserve arising on shares issued for the acquisition of Miller Brewing Company	**-**	3,395
Goodwill written back on sale of subsidiaries	**-**	8
Net increase in shareholders' funds	**593**	3,881
Shareholders' funds at start of year	**5,572**	1,691
Shareholders' funds at start of year as previously reported	**5,572**	2,309
Prior year adjustment in respect of adoption of UITF 38	**-**	(618)
Shareholders' funds at end of year	**6,165**	5,572

The amount of cumulative goodwill in respect of purchased subsidiary and associated undertakings which has been set off against shareholders' funds prior to 31 March 1998 was US$187 million at 31 March 2004 (2003: US$167 million).

SABMiller plc
NOTES TO THE FINANCIAL STATEMENTS

1. Basis of preparation

The consolidated financial statements present the financial record for the years ended 31 March 2004 and 31 March 2003.

The subsidiary and associated undertakings in the group operate in the local currency of the country in which they are based. From a functional perspective, the group regards these operations as being US dollar-based as the transactions of these entities are, insofar as is possible, evaluated in US dollars. In management accounting terms all companies report in US dollars.

The directors of the company regard the US dollar as the functional currency of the group, being the most representative currency of its operations. Therefore the consolidated financial statements are presented in US dollars.

In accordance with s240 of the Companies Act, 1985, as amended, the above statements do not set out the full group financial statements of SABMiller plc and its subsidiary undertakings. Group financial statements for 2004 will be delivered to the Registrar of Companies in due course. The board of directors approved this financial information on 19 May 2004. The financial information for the year ended 31 March 2003 does not comprise statutory accounts but has been extracted from the statutory accounts for that year, which have been delivered to the Registrar of Companies, adjusted for the changes in accounting for turnover (FRS 5 Reporting the substance of transactions, application note G – revenue recognition), Employee Share Ownership Plan (ESOP) trusts and similar trusts (UITF 38), and employee share schemes (UITF 17 revised). The auditors' report was unqualified and did not contain a statement made under s237(2) or (3) of the Companies Act, 1985.

Supplementary information

The accompanying consolidated supplementary information, which is unaudited, presents the profit and loss accounts and cash flow statements of the SABMiller plc group in South African rands, and for the second six month period of the years ended 31 March 2004 and 31 March 2003 in US dollars, together with the balance sheets at 31 March 2004 and 31 March 2003 in South African rands.

The exchange rates of rand to US dollars used in preparing the consolidated financial statements in the supplementary section were as follows:

	Weighted average rate	Closing rate
Year ended 31 March 2003	9.50	7.91
Year ended 31 March 2004	7.06	6.39

The weighted average exchange rates have been calculated based on an average of the exchange rates during the relevant year and weighted according to the turnover of the group's businesses.

Accounting policies

These preliminary financial statements should be read in conjunction with the annual financial statements and the accounting policies laid down therein (which will be distributed in early July 2004). They have been prepared under the historical cost convention in accordance with accounting standards applicable in the United Kingdom (UK GAAP), and, with the exception of turnover, ESOP trusts and other similar trusts and employee share schemes, all have been applied consistently throughout the current and preceding year, as set out in the annual report for the year ended 31 March 2003.

FRS 5 Reporting the substance of transactions, application note G - revenue recognition was issued in November 2003. As a result, certain costs previously included within net operating costs have been reclassified as deductions from turnover. There is no impact on profit for the year or the previous year.

The Urgent Issues Task Force Abstract 38 (UITF 38) was issued in December 2003. UITF 38 requires shares held by ESOP trusts to be treated as a deduction in arriving at shareholders' funds, rather than as a fixed asset investment. Shares held by the employee share trusts have been restated. Further, following the principles of UITF 38, the SABMiller plc shares held by Safari Ltd, a special purpose vehicle, have been reclassified similarly. Net purchases of such shares have been reclassified in the cash flow from purchase of investments within net cash flow for capital expenditure and financial investments to net purchase of own shares for share trusts within net cash flow from financing.

Simultaneously with the issue of UITF 38, UITF 17 was revised. The revised UITF 17 requires that the charge to the profit and loss account in relation to share awards be based on the fair value of the shares at the date of grant (the market value) less any contribution towards the cost of the shares. The amount recognised is spread over the period to which any performance criteria relate. The effect of uncertainty as to whether any performance criteria will be met is dealt with by estimating the probability of shares vesting.

The cumulative effect of adopting these changes relating to previous years has been recognised in the accounts as a prior year adjustment and comparative figures for 2003 have been restated accordingly. The effect of these changes is as follows:

	Year ended 31 March 2003 US$m
Decrease in turnover	(128)
Decrease in net operating costs	128
Decrease in shareholders' funds at the beginning of the period	(618)
Effect on profit for the financial year	-

Purchase of own shares for share trusts	(12)
Credit entry re the charge in respect of share option schemes	1
Decrease in shareholders' funds at the end of the period	(629)

SABMiller plc
NOTES TO THE FINANCIAL STATEMENTS (continued)

2. Segmental analysis

		Turnover		EBITA		EBITA margi
		2004	2003	**2004**	2003	**2004**
	Notes	**Unaudited US$m**	Restated US$m	**Unaudited US$m**	Audited US$m	**Unaudited %**
Business segment analysis						
North America (2003: 9 months only)		**4,778**	3,408	**424**	250	**8.9**
Central America		**531**	514	**76**	56	**14.2**
Europe		**2,420**	1,583	**383**	275	**15.8**
Africa and Asia		**1,555**	1,209	**306**	233	**19.7**
Associates' share		**(691)**	(480)	**(112)**	(85)	**16.1**
		864	729	**194**	148	**22.6**
South Africa:						
Beer South Africa		**1,964**	1,270	**522**	338	**26.6**
Other Beverage Interests		**1,171**	788	**186**	120	**15.9**
Associates' share		**(362)**	(244)	**(36)**	(26)	**10.0**
		809	544	**150**	94	**18.6**
Hotels and Gaming		**226**	212	**53**	42	**23.7**
Associates' share		**(226)**	(93)	**(53)**	(21)	**23.7**
		-	119	**-**	21	**-**
Central Administration		**-**	-	**(57)**	(44)	**-**
Group – excluding exceptional items		**12,645**	8,984	**1,893**	1,270	**15.0**
Associates' share		**(1,279)**	(817)	**(201)**	(132)	**15.7**
		11,366	8,167	**1,692**	1,138	**14.9**
Exceptional items	4					
North America		**-**	-	**(14)**	(58)*	**-**
Central America		**-**	-	**(6)**	(12)	**-**
Europe		**-**	-	**(6)**	-	**-**
Africa and Asia		**-**	-	**7**	-	**-**
Other Beverage Interests (Appletiser)		**-**	-	**13**	-	**-**
Central Administration		**-**	-	**47**	-	**-**
Hotels and Gaming		**-**	-	**-**	4	**-**
		-	-	**41**	(66)	**-**
Group – including exceptional items		**12,645**	8,984	**1,934**	1,204	**15.3**
Associates' share		**(1,279)**	(817)	**(208)**	(132)	**16.3**
		11,366	8,167	**1,726**	1,072	**15.2**

Analyses by business are based on the group's management structure.
** Includes US$6 million of integration costs incurred in other segments.*

SABMiller plc
NOTES TO THE FINANCIAL STATEMENTS (continued)

2. **Segmental analysis** (continued)

	Notes	Net operating assets 2004 Unaudited US$m	Net operating assets 2003 Restated US$m	Operating profit 2004 Unaudited US$m	Operating profit 2003 Audited US$m	Operating marg 2004 Unaudited %	Re
Business segment analysis							
North America (2003: 9 months only)		**4,726**	5,147	**189**	75	**3.9**	
Central America		**964**	1,089	**31**	10	**5.9**	
Europe		**2,109**	1,446	**327**	239	**13.5**	
Africa and Asia		**1,259**	866	**288**	219	**18.5**	
Associates' share		**(557)**	(424)	**(101)**	(79)	**14.5**	
		702	442	**187**	140	**21.8**	
South Africa:							
Beer South Africa		**320**	356	**522**	338	**26.6**	
Other Beverage Interests		**713**	524	**186**	120	**15.9**	
Associates' share		**(152)**	(114)	**(36)**	(26)	**10.0**	
		561	410	**150**	94	**18.6**	
Hotels and Gaming		**219**	167	**52**	42	**23.0**	
Associates' share		**(219)**	(167)	**(52)**	(21)	**23.0**	
		-	-	**-**	21	**-**	
Central Administration		**(301)**	(283)	**(57)**	(44)	**-**	
Group – excluding exceptional items		**10,009**	9,312	**1,538**	999	**12.2**	
Associates' share		**(928)**	(705)	**(189)**	(126)	**14.7**	
		9,081	8,607	**1,349**	873	**11.9**	
Exceptional items	4						
North America		**-**	-	**(14)**	(58)*	**-**	
Central America		**-**	-	**(6)**	(12)	**-**	
Europe		**-**	-	**(6)**	-	**-**	
		-	-	**(26)**	(70)	**-**	
Group – including exceptional items		**10,009**	9,312	**1,512**	929	**12.0**	
Associates' share		**(928)**	(705)	**(189)**	(126)	**14.7**	
		9,081	8,607	**1,323**	803	**11.6**	

** Includes US$6 million of integration costs incurred in other segments.*

SABMiller plc
NOTES TO THE FINANCIAL STATEMENTS (continued)

2. **Segmental analysis** (continued)

	Notes	Capital expenditure 2004 Unaudited US$m	Capital expenditure 2003 Audited US$m	EBITDA 2004 Unaudited US$m	EBITDA 2003 Audited US$m	EBITDA marg 2004 Unaudited %	Re
Business segment analysis							
North America (2003: 9 months only)		**101**	87	**567**	348	**11.9**	
Central America		**42**	40	**113**	90	**21.3**	

	Note					
Europe		**178**	169	**526**	387	**21.7**
Africa and Asia		**71**	42	**232**	166	**26.9**
South Africa:						
Beer South Africa		**114**	58	**619**	403	**31.5**
Other Beverage Interests		**67**	38	**192**	119	**23.7**
Hotels and Gaming		**-**	4	**-**	27	**-**
Central Administration		**3**	7	**(50)**	(36)	**-**
Group – excluding exceptional items		**576**	445	**2,199**	1,504	**19.3**
Exceptional items	4					
North America		**-**	-	**(6)**	(12)*	**-**
Central America		**-**	-	**(6)**	(9)	**-**
Europe		**-**	-	**(2)**	-	**-**
		-	-	**(14)**	(21)	**-**
Group – including exceptional items		**576**	445	**2,185**	1,483	**19.2**

** Includes US$5 million of integration costs incurred in other segments.*

SABMiller plc
NOTES TO THE FINANCIAL STATEMENTS (continued)

2. Segmental analysis (continued)

The analyses of turnover, operating profit and net operating assets by business segment include the following amounts in respect of acquisitions made:

	2004 Unaudited US$m	2003 Restated US$m
Turnover		
North America	**-**	3,408
Europe	**556**	-
Africa and Asia	-	55
Associates' share	-	(45)
	-	10
Group	**556**	3,463
Associates' share	**-**	(45)
	556	3,418
Operating profit / (loss)		
North America	**-**	23
Europe	**(3)**	-

Africa and Asia	-	9
Associates' share	-	(4)
	-	5
Group	**(3)**	32
Associates' share	-	(4)
	(3)	28

Net operating assets

North America	-	5,147
Europe	**550**	-
Africa and Asia	-	111
Associates' share	-	(98)
	-	13
Group	**550**	5,258
Associates' share	-	(98)
	550	5,160

SABMiller plc
NOTES TO THE FINANCIAL STATEMENTS (continued)

3. Net operating costs

	2004 Unaudited US$m	2003 Restated US$m
Raw materials and consumable stores	**3,572**	2,612
Changes in stock of finished goods and work in progress	**19**	(13)
Excise duties	**2,023**	1,472
Employee costs	**1,295**	1,015
Depreciation of tangible fixed assets:	**460**	344
owned assets	**378**	282
leased assets	**9**	7
containers	**73**	55
Container breakages and shrinkage	**19**	20
Amortisation of intangible assets	**343**	265
Other operating income	**(87)**	(95)
Other operating charges	**2,373**	1,670
Brewery closure costs in Tumwater (North America)	**(4)**	35
North America restructuring and integration costs	**13**	23
Asset impairment (North America)	**5**	-
Central America reorganisation costs	**6**	12
Water plant closure costs in the Canary Islands (Europe)	**6**	-
Impairment costs in South Africa	-	4

	10,043	7,364

4. Exceptional items

The following items were treated as exceptional items by the group during the years ended 31 March:

	2004 Unaudited US$m	2003 Audited US$m
Recognised in operating profit:		
North America		
Restructuring and integration costs	**(13)**	(23)
Brewery closure costs in Tumwater	**4**	(35)
Asset impairment	**(5)**	-
	(14)	(58)
Central America		
Reorganisation costs	**(6)**	(12)
Europe		
Water plant closure costs in the Canary Islands	**(6)**	-
	(26)	(70)
Taxation	**7**	23
Minority interests' share of the above items	**5**	4

4. Exceptional items (continued)

The amalgamation of Miller Brewing Company with the rest of the group's business has given rise to restructuring and integration costs during the year under review amounting to US$13 million (2003: US$23 million). These costs relate mainly to severance costs in 2004 and in 2003, and in 2003 also included consultancy fees, office closure costs and expenses related to the reorganisation of the Miller and Pilsner Urquell international businesses, including severance costs and international brand realignment costs.

Following the acquisition of Miller Brewing Company, an operating review resulted in management announcing, on 10 January 2003, the closure of the Tumwater brewery effective from 1 July 2003. Total brewery closure costs in 2003 amounted to US$35 million and included the impairment of tangible fixed assets to net recoverable value (US$20 million) and rationalisation costs, including redundancy and associated closure costs (US$15 million). In 2004, US$4 million of the closure costs provided in the prior year were deemed surplus and were credited to the profit and loss account in the year.

Following the decision in the year to cease the production and distribution of Flavoured Malt Beverages (FMBs), with the exception of the SKYY brands, at Miller an impairment charge of US$5 million has been taken against assets used in FMB production.

Following the group's acquisition of brewing and soft drink bottling interests in Central America towards the end of 2001, costs have been incurred to restructure the Central American operations of US$6 million (2003: US$12 million). These expenses consist primarily of retrenchment costs in 2004 of US$6 million (2003: US$6 million), and also in 2003 consultancy fees of US$3 million and other associated costs of US$3 million.

The closure of the water bottling plant in the Canary Islands, Europe has taken place during the year. Total plant closure costs in the year amounted to US$6 million and included the impairment of tangible fixed assets to net

recoverable value (US$4 million) and rationalisation costs including redundancy and associated closure costs (US$2 million).

	2004 Unaudited US$m	2003 Audited US$m
Recognised after operating profit:		
Africa and Asia		
Share of associate's profit on disposal of CSD business and brands in Morocco	**6**	-
Share of associate's profit on disposal of brand in Angola	**1**	-
	7	-
Other Beverage Interests (Appletiser)		
Profit on disposal of trademarks	**13**	-
Central administration		
Surplus on pension fund of disposed operation	**47**	-
Hotels and Gaming		
Gain on partial disposal (note 11)	-	12
Goodwill previously eliminated against reserves	-	(8)
Profit on partial disposal of subsidiary	-	4
	67	4
Taxation	**(1)**	-

During the year Castel disposed of its interests in the Cobomi business and brands in Morocco. SABMiller's share of the profit on disposal was US$6 million. Castel recognised a profit on disposal of the Youki brand in Angola. SABMiller's share of the profit was US$1 million.

In the period, Appletiser SA recorded a pre-tax profit on the disposal of its Valpre and Just Juice trademarks of US$13 million, which were sold to a subsidiary of The Coca-Cola Company (TCCC). Appletiser continues to produce the Valpre and Just Juice brands under a manufacturing agreement with TCCC.

The group is still in dispute resolution with Shoprite Holdings Ltd regarding the disposal of the OK Bazaars some years ago. As a result of a surplus arising from the liquidation of the OK Bazaars pension fund, which was returned to the Shoprite group, Shoprite has paid The South African Breweries Ltd, OK Bazaars' former parent company, an after tax equivalent amount of US$47 million, pursuant to the sale agreement.

On 31 March 2003 as part of an empowerment deal announced on 12 December 2002, the group disposed of its holdings in the Southern Sun Hotels and Gaming group, in return for cash, a 49% interest in the ordinary share capital of Tsogo Sun Holdings (Pty) Ltd (TSH), together with US$42 million of preference shares in TSH. Effectively, the transaction reduced the group's holdings in the Hotels division from 100% to 49%, and in the Gaming division from 50% to 49%. The group's investment in TSH is being equity accounted.

The partial disposal of the Hotel and Gaming interests resulted in a gain of US$12 million, which consisted of profit on the transaction, after taking into account costs of disposal. In addition, goodwill of US$8 million (which had been written off against reserves) was taken into account.

5. Taxation on profit on ordinary activities

	2004 Unaudited US$m	2 Auc U:

Current taxation	**508**	
- Charge for the year	**507**	
- Under provision in respect of prior years	**1**	
Withholding taxes and secondary taxation on companies	**22**	
Share of associates' taxation charge	**45**	
Total current taxation	**575**	
Deferred taxation	**4**	
- Charge for the year	**5**	
- Under / (over) provision in respect of prior years	**5**	
- Rate change	**(6)**	
	579	
Effective tax rate, before goodwill amortisation and exceptional items (%)	**34.3**	3

** The 2003 effective tax rate before deferred tax credit of US$9 million on ABI assessed losses from prior years was 34.4%.*

SABMiller plc
NOTES TO THE FINANCIAL STATEMENTS (continued)

6. Earnings per share

	2004	2003
	Unaudited	Audited
	US cents	US cents
Basic earnings per share	**54.1**	27.5
Headline earnings per share	**76.7**	52.6
Adjusted basic earnings per share	**77.6**	54.0
Diluted earnings per share	**53.0**	27.4
Adjusted diluted earnings per share	**75.2**	52.7

The calculation of basic earnings per share has been based on the profit for the financial year as shown below, and on a weighted average number of shares in issue of 1,192,192,647 (2003: 1,076,143,990).

At 31 March 2004 there were 12,879,064 share purchase options outstanding under the SABMiller plc Executive Share Purchase Scheme (South Africa), 7,738,766 share purchase options outstanding under the SABMiller plc Executive Share Option Scheme (Approved Scheme and (No 2) Scheme combined), 1,738,147 conditional awards under the SABMiller plc Performance Share Awards Scheme and 1,825,976 share purchase options outstanding under the SABMiller plc International Employee Share Scheme which have not yet vested. The calculation of diluted earnings per share is based on a weighted average number of shares in issue of 1,264,700,452, after adjusting for 72,507,805 weighted potentially dilutive ordinary shares arising from the share options and the guaranteed convertible bond, and the profit for the financial year as shown below, adjusted for an interest saving of US$26 million, on the 4.25% guaranteed convertible bond. The average share price of SABMiller plc since the beginning of the financial year, used in determining the number of potentially dilutive ordinary shares, is US$8.43, compared with an average strike price on the outstanding options of US$8.05. The guaranteed convertible bond was not dilutive in respect of basic earnings per share for the year ended 31 March 2003.

The group has also presented an adjusted basic earnings per share figure to exclude the impact of amortisation and other non-recurring items in order to present a more meaningful comparison for the years shown in the consolidated financial statements. Adjusted earnings per share has been based on adjusted headline earnings for each financial year and on the same number of weighted average shares in issue as the basic earnings per share calculation. Headline earnings per share has been calculated in accordance with the Institute of Investment Management and Research (IIMR)'s Statement of Investment Practice No. 1 entitled 'The Definition of Headline Earnings'. The adjustments made to arrive at headline earnings and adjusted earnings are as follows:

	2004	2
	Unaudited	Audi

	US$m	US
Profit for the financial year	**645**	2
Amortisation of goodwill	**355**	2
Surplus on pension fund of disposed operation	**(47)**	
Profit on disposal of trademarks	**(13)**	
Share of associate's profit on disposal of Moroccan CSD business and brands and an Angolan brand (Africa and Asia)	**(7)**	
Brewery closure costs (North America)	**(4)**	
Asset impairment (North America)	**5**	
Water plant closure costs in the Canary Islands (Europe)	**6**	
Share of associate's profit for compensation for cancellation of distribution rights (Distell, Other Beverage Interests)	**(2)**	
Loss on sale of fixed assets and investments	**3**	
Profit on partial disposal of subsidiary (Hotels and Gaming)	**-**	
Impairment costs in South Africa	**-**	
Tax effects of the above items	**-**	(
Minority interests' share of the above items	**(26)**	(
Headline earnings (basic)	**915**	5
Integration / reorganisation costs*	**19**	
Tax effects of the above items	**(7)**	
Deferred tax adjustments due to assessed loss (ABI)	**-**	
Minority interests' share of above items	**(2)**	
Adjusted earnings	**925**	5

** Comprises restructuring and integration costs of North America US$13 million (2003: US$23 million) and reorganisation costs in Central America of US$6 million (2003: US$12 million).*

SABMiller plc
NOTES TO THE FINANCIAL STATEMENTS (continued)

7. Intangible assets

	Trademarks US$m	Goodwill US$m	Total US$m
Net book amount			
At 31 March 2003 (audited)	-	6,451	6,451
At 31 March 2004 (unaudited)	-	**6,513**	**6,513**

The goodwill balance of US$6,513 million (2003: US$6,451 million) at the end of the year includes US$316 million (2003: US$4,733 million) due to acquisition activities. The acquisition of Birra Peroni SpA resulted in US$283 million goodwill and other acquisitions within Africa and Asia and Europe added a further US$33 million.

Goodwill arising from acquisitions is being amortised over 20 years, with the exception of purchased goodwill in respect of ABI which the directors believe has an indefinite life. This is consistent with the treatment of goodwill that arose on the acquisition of Suncrush, which was acquired on 8 June 1998. The directors consider the goodwill to be supported by the existence of bottlers' agreements with Coca-Cola (Southern Africa) (Proprietary) Ltd (CCSA). ABI has similar bottlers' agreements in respect of other regions within South Africa. These bottlers' agreements, which are based on the Coca-Cola system, establish performance obligations as to production, distribution and marketing arrangements to maximise long-term growth in volume, cash flow and shareholder value of the bottler company. The Coca-Cola system came into being during 1899 and has had a consistent history of growth and success since that date.

The Suncrush agreements with CCSA were established in 1955 and have been in place since then. The current agreements are for a period of ten years, with an extension of five years, expiring on 30 September 2007 and contain provisions for renewal at no cost. ABI has had similar agreements since 1976 and they have always been renewed prior to expiry. In the view of the directors, the bottlers' agreements reflect a long and ongoing relationship between the respective managements of ABI and CCSA.

The directors have given due consideration to financial forecasts in respect of the ABI business, the history of dealings of ABI with CCSA and the established international practice of The Coca-Cola Company in relation to its bottlers' agreements. In light of the above factors, the directors believe that the Suncrush agreements will continue to be renewed at the end of their legal expiry dates and the commercial value of the Coca-Cola product will be maintained. Accordingly, the directors are of the view that the goodwill, as underpinned by the bottlers' agreements, currently has an indefinite economic life. The directors have performed a review for impairment at 31 March 2004 and are of the opinion that no provision is required.

The amount of cumulative goodwill in respect of purchased subsidiary and associated undertakings which has been set off against shareholders' funds prior to 31 March 1998 was US$187 million at 31 March 2004 (2003: US$167 million after resurrecting goodwill amounting to US$8 million on the partial disposal of the group's interests in the Hotels and Gaming division).

SABMiller plc
NOTES TO THE FINANCIAL STATEMENTS (continued)

8. Provisions for liabilities and charges

	Demerged entities US$m	Post-retirement benefits US$m	Insurance US$m	Other US$m	Deferred taxation US$m	T U
At 31 March 2002 (audited)	14	20	-	30	102	
Exchange adjustments	6	7	-	3	35	
Arising on the acquisition of subsidiary undertakings	-	414	28	5	-	
Arising on the disposal of subsidiary undertakings	-	(2)	-	-	-	
Hindsight adjustments	-	8	-	5	-	
Charged to profit and loss account	-	51	57	32	6	
Utilised in the year	-	(16)	(50)	(9)	-	
Transfer from / (to) creditors	-	3	-	(6)	-	
At 31 March 2003 (audited)	**20**	**485**	**35**	**60**	**143**	
Exchange adjustments	4	7	-	3	25	
Arising on the acquisition of subsidiary undertakings	-	18	-	10	-	
Arising on the disposal of subsidiary undertakings	-	-	-	(2)	-	
Hindsight adjustments	-	31	-	8	-	
Charged to profit and loss account	-	93	67	51	(3)	
Utilised in the year	(2)	(103)	(72)	(21)	-	(
Transfer from creditors / debtors	-	2	-	6	1	
Transfers between categories	-	5	-	(5)	-	
At 31 March 2004 (unaudited)	**22**	**538**	**30**	**110**	**166**	

Demerged entities

During the year ended 31 March 1998, the group recognised a provision of US$117 million for the disposal of certain demerged entities in relation to equity injections which were not regarded as recoverable, as well as potential liabilities arising on warranties and the sale agreements. During the year ended 31 March 2004, US$2 million of this provision was further utilised in regard to costs associated with previously disposed of SAB Ltd's remaining retail interests. The residual US$22 million relates mainly to the disposal of OK Bazaars (1929) Ltd to Shoprite Holdings Ltd (Shoprite). As disclosed in pervious annual reports, a number of claims were made by Shoprite in relation to the valuation of the net assets of OK Bazaars at the time of the sale and for alleged breaches by SAB Ltd of warranties contained in the sale agreements. These claims are being contested by SAB Ltd and have been submitted for dispute resolution to independent accountants acting as experts and not as arbitrators. In March 2000 an opinion was

received from the experts but subsequent to that year end Shoprite have instituted action against the independent experts and SABMiller indicating an intention to refute the expert opinion. While full provision for all claims has already been made on the basis of prudence, the actual outcome of the dispute cannot be estimated by the directors at this time. The further information ordinarily required by Financial Reporting Standard 12 – 'Provisions, Contingent Liabilities and Contingent Assets' – has not been disclosed on the grounds that it can be expected to seriously prejudice the outcome of the dispute.

Post-retirement benefits

The provision for post-retirement benefits represents the provision for medical benefits for employees and their dependants in South Africa, for post-retirement medical and life insurance benefits for eligible employees and their dependants in North America, and pension provisions for employees in North and Central America, South Africa, Europe and Africa and Asia. The principal assumptions on which these provisions are based will be disclosed in the group's annual report.

Insurance

Insurance provisions of US$30 million (2003: US$35 million) represent amounts provided in respect of claims made by employees for health insurance and work-related accidents. Management estimates that the provision will be substantially utilised in the next one or two years.

8. Provisions for liabilities and charges (continued)

Other provisions

At 31 March 2004 the group retained US$110 million (2003: US$60 million) of other provisions. The principal individual components of this amount are as follows:

The group has recognised various provisions, totalling US$35 million at 31 March 2004 (2003: US$11 million), in relation to taxation exposures it believes may arise. The provisions principally relate to corporate taxation in respect of a number of group companies and are not individually significant. Any settlement in respect of these amounts will occur as and when the assessments are finalised with the respective tax authorities.

US$32 million (2003: US$8 million) of provisions in respect of outstanding litigation within various operations have been retained, none of which are expected to have adverse material consequences to the group.

Payroll related provisions of US$6 million (2003: US$8 million) include provisions amounting to US$3 million (2003: US$8 million) within Central America in order to comply with labour legislation relating to employee service terminations and rewards and US$3 million (2003: Nil) in relation to the re-negotiation of certain labour agreements in Europe.

The group has provided for closure costs totalling US$4 million at 31 March 2004 (2003: US$15 million). US$2 million (2003: US$15 million) relates to the Tumwater brewery closure (North America) and US$2 million (2003: Nil) relates to the water plant closure costs in the Canary Islands. Management estimates that the provisions will be substantially utilised within one year.

The group has made provision for certain contracts which are deemed to be onerous amounting to US$15 million (2003: US$Nil). The provisions are expected to be utilised over the next five years, in line with the period of the contracts.

9. Reconciliation of operating profit to net cash inflow from operating activities

	2004 **Unaudited** **US$m**	2(Audi US
Operating profit	**1,323**	ε
Depreciation		
tangible fixed assets	**387**	2
containers	**73**	
Container breakages and shrinkage	**19**	
Amortisation of intangible assets	**343**	2
Dividends received from other investments	**(9)**	
Loss / (profit) on sale of fixed assets	**3**	

Charge with respect to share options	6	
North America restructuring and integration costs	7	
Brewery closure costs Tumwater (North America)	(4)	
Asset impairment (North America)	5	
Central America reorganisation costs	-	
Water plant closure costs in the Canary Islands (Europe)	4	
Impairment provision in South Africa	-	
Deferred income	(1)	
Other non-cash movements	29	
Net cash inflow from operating activities before working capital **movements (EBITDA)**	**2,185**	1,4
Increase in stock	**(47)**	(
Decrease in debtors	**48**	
Increase in creditors	**106**	1
Net cash inflow from operating activities	**2,292**	1,5

Operating cash flows include cash outflows relating to exceptional items of US$6 million (2003: US$12 million) in respect of North America restructuring and integration costs, US$6 million (2003: US$9 million) in respect of reorganisation costs in Central America and US$2 million (2003: US$Nil) in respect of water plant closure costs in Europe. There were no cash flows associated with the North America asset impairment costs in 2004, or the Tumwater brewery closure costs.

SABMiller plc
NOTES TO THE FINANCIAL STATEMENTS (continued)

10. Analysis of net debt

	Cash at bank and in hand US$m	Over-draft US$m	Total US$m	Funding due within one year US$m	Funding due after one year US$m	Finance leases due within one year US$m	Finance leases due after one year US$m	Total US$m	Liquid resour-ces US$m	Net debt US$m
At 31 March 2002 (audited)	245	(62)	183	(164)	(1,265)	(14)	(30)	(1,473)	45	(1,245)
Cash flow	303	(55)	248	105	24	16	(5)	140	(44)	344
Acquisitions (excluding cash and overdrafts)	-	-	-	(8)	(2,000)	-	-	(2,008)	-	(2,008)
Disposals	-	-	-	2	7	-	-	9	-	9
Exchange adjustments	11	(1)	10	(33)	(19)	(6)	(11)	(69)	1	(58)
Change in maturity of net debt	-	-	-	(2,173)	2,173	(16)	16	-	-	-
Amortisation of bond costs	-	-	-	-	(4)	-	-	(4)	-	(4)
At 31 March 2003 (audited)	**559**	**(118)**	**441**	**(2,271)**	**(1,084)**	**(20)**	**(30)**	**(3,405)**	**2**	**(2,962)**
Cash flow	58	(96)	(38)	2,030	(2,055)	22	(5)	(8)	16	(30)
Acquisitions (excluding cash and overdrafts)	-	-	-	(1)	(95)	-	-	(96)	14	(82)
Disposals	-	-	-	8	2	-	-	10	(1)	9
Exchange adjustments	34	(8)	26	(17)	(7)	(4)	(5)	(33)	-	(7)

Change in maturity of net debt	-	-	-	(116)	116	(22)	22	-	-	-
Cash inflow from interest rate hedges	-	-	-	-	56	-	-	56	-	56
Amortisation of bond costs	-	-	-	-	(9)	-	-	(9)	-	(9)
At 31 March 2004 (unaudited)	**651**	**(222)**	**429**	**(367)**	**(3,076)**	**(24)**	**(18)**	**(3,485)**	**31**	**(3,025)**

Note: Liquid resources comprise short-term deposits with banks, which mature within 12 months of the date of inception, and amounts invested in short-dated liquid instruments.

The group's net debt is denominated in the following currencies:

			Denomination		
				Other	
	US dollars	**Rand**	**Euro**	**currencies**	**T**
	US$m	**US$m**	**US$m**	**US$m**	**U[illegible]**
Gross borrowings (including overdrafts)	(3,081)	(91)	(22)	(329)	(3,[illegible]
Cash at bank and liquid resources	349	98	30	84	[illegible]
Net debt at 31 March 2003 (audited)	**(2,732)**	**7**	**8**	**(245)**	**(2,[illegible]**
Gross borrowings (including overdrafts)	(2,976)	(51)	(253)	(427)	(3,[illegible]
Cash at bank and liquid resources	328	235	37	82	[illegible]
Net debt at 31 March 2004 (unaudited)	**(2,648)**	**184**	**(216)**	**(345)**	**(3,[illegible]**

SABMiller plc
NOTES TO THE FINANCIAL STATEMENTS (continued)

11. Acquisitions and disposals

Acquisitions

All of the assets and liabilities relating to acquisitions have been accounted for on an acquisition basis.

For the year ended 31 March 2004:

Acquisitions for the year ended 31 March 2004, excluding the acquisition of Birra Peroni SpA which is separately disclosed below, had a net asset value of US$26 million and consideration of US$59 million, resulting in goodwill of US$33 million. The fair values of the assets and liabilities acquired, which are considered to be provisional as a number of matters are still under consideration, were US$2 million less than the book value.

In accordance with the group's accounting policy, the goodwill of US$33 million arising on consolidation has been stated in the group's balance sheet as an intangible asset.

The principal acquisitions made by SABMiller include the following:

- Effective 29 April 2003, Kompania Piwowarska SA acquired a controlling interest of 98.8% in Browar Dojlidy sp Z.O.O. in Poland. Subsequent purchases from minority shareholders have increased Kompania Piwowarska's interest to 99.4%.

- During June to September 2003, SABMiller Africa BV acquired a further 5.5% interest in Sechaba Brewery Holding Ltd of Botswana, bringing SABMiller's effective stake in Sechaba to 16.8% and the effective stake in each of Botswana Breweries (Pty) Ltd and Kgalagadi Breweries (Pty) Ltd to 31.1%.

- Effective 1 December 2003, SABMiller Africa BV acquired a further 9.5% interest in Cervejas de Moçambique SARL, bringing SABMiller's effective stake to 49.1%.

Birra Peroni SpA

The acquisition of a 60% interest in Birra Peroni SpA (Peroni), the number two brewer in Italy, with options to increase the holding in the future, was completed on 4 June 2003, although control passed to SABMiller on 21 May 2003 when the SABMiller appointed directors assumed control of the business. Consequently, the business has been accounted for from 21 May 2003. The acquisition was funded in cash from existing resources.

The fair values of the assets and liabilities acquired, which are considered to be provisional as a number of matters are still under consideration, are as follows:

	Book value US$m	Fair value adjustments US$m		Provisional fair value US$m
Tangible assets	224	(10)	(1)	214
Intangible assets	33	(33)	(2)	-
Investments in associates	2	(2)	(3)	-
Other fixed asset investments	17	(1)	(4)	16
Stock	71	(4)	(5)	67
Debtors	217	(25)	(6)	192
Cash and cash equivalents	14	-		14
Creditors due within one year	(348)	(3)	(7)	(351)
Creditors due after one year	(95)	-		(95)
Provisions for liabilities and charges	(22)	(6)	(8)	(28)
	113	(84)		29
Equity minority interests	(49)	36	(9)	(13)
Net assets acquired	64	(48)		16
Goodwill				283
Consideration – all cash				299

In accordance with the group's accounting policy, the goodwill of US$283 million arising on consolidation has been stated in the group's balance sheet as an intangible asset.

SABMiller plc
NOTES TO THE FINANCIAL STATEMENTS (continued)

11. Acquisitions and disposals (continued)

Birra Peroni SpA (continued)

Adjustments to align accounting policies and fair value adjustments comprise the following:

	US$m
Adjustments to align accounting policies	
Tangible assets [(1)]	5
Intangible assets [(2)]	(33)
Debtors [(6)]	(11)
Creditors due within one year [(7)]	(1)
Equity minority interests [(9)]	10
Other adjustments	
Tangible assets [(1)]	(15)
Investments in associates [(3)]	(2)
Other investments [(4)]	(1)
Stock [(5)]	(4)
Debtors [(6)]	(14)
Creditors due within one year [(7)]	(2)
Provisions for liabilities and charges [(8)]	(6)

Equity minority interests [9]	26
	(48)

The principal fair value adjustments may be explained as follows:

(1) Software reclassified from intangible assets. Land and buildings fair valued based on an independent valuation.
Depreciation lives brought into harmony with group policy. Containers written off;
(2) Intangible assets reversed. Software reclassified as tangible assets;
(3) Investments in associates written down to fair value;
(4) Investments written down to fair value;
(5) Obsolete stock written off;
(6) Deferred tax asset not recognised. Irrecoverable debtors written off;
(7) Finance leases recognised to conform to UK GAAP. Undisclosed liabilities and accruals recorded;
(8) Recognition of legal and other provisions;
(9) Minority interests were adjusted to align minorities due to other fair value adjustments.

Reconciliation of cash consideration to cash paid per the cash flow statement

	US$m
Cash consideration for Peroni	299
Cash consideration for rest of the group	59
	358
Purchase of subsidiary undertakings per cash flow statement	338
Purchase of shares from minorities per cash flow statement	20
	358

SABMiller plc
NOTES TO THE FINANCIAL STATEMENTS (continued)

11. Acquisitions and disposals (continued)

For the year ended 31 March 2003:

Miller Brewing Company

With effect from 9 July 2002, South African Breweries plc (SAB) purchased the entire share capital of Miller Brewing Company (Miller) from Altria Group, Inc. (formerly Philip Morris Companies Inc.) in exchange for the issue of 430 million shares in SAB. The shares issued to Altria comprise two classes of equity capital; ordinary shares and unlisted participating shares. The total of these shares is equivalent to an economic interest of 36.02% (excluding the shares owned by Safari Ltd) in the enlarged SABMiller. Altria's total voting rights have been capped at 24.99% of the votes exercisable at a general meeting.

The fair values of the assets and liabilities acquired are as follows:

	Provisional fair value US$m	Hindsight adjustments US$m		Final fair value US$m
Tangible assets	1,131	(2)	(1)	1,129
Other fixed asset investments	1	-		1
Stock	131	-		131
Debtors	400	15	(2)	415
Cash and cash equivalents	6	-		6
Creditors due within one year	(396)	3	(3)	(393)

Creditors due after one year	(2,009)	-	(2,009)
Provisions for liabilities and charges	(447)	(39) [(4)]	(486)
	(1,183)	(23)	(1,206)
Equity minority interest	(6)	-	(6)
Net assets	(1,189)	(23)	(1,212)
Goodwill	4,673	23	4,696
Consideration	3,484	-	3,484

In accordance with the group's accounting policy, the goodwill of US$4,696 million arising on consolidation has been stated in the group's balance sheet as an intangible asset.

Total consideration is comprised as follows:

	US$m
Cash acquisition costs	46
Issue of shares	3,438
Consideration per the above fair value table	3,484

The hindsight adjustments to align accounting policies and fair value adjustments comprise the following:

	US$m
Other adjustments	
Tangible fixed assets [(1)]	(2)
Debtors [(2)]	15
Creditors due within one year [(3)]	3
Provisions for liabilities and charges [(4)]	(39)
	(23)

The principal hindsight adjustments may be explained as follows:

(1) Revision of asset values based on independent valuation;

(2) Debtor balances decreased to net realisable value. Deferred tax assets were adjusted to recognise the impact of hindsight adjustments;

(3) Adjustments to liabilities and accruals based on known costs;

(4) Provisions for defined benefit pension and other post retirement benefits were increased due to revised actuarial assumptions. Recognition of legal and other provisions.

11. Acquisitions and disposals (continued)

Disposals

For the year ended 31 March 2003:

Hotels and Gaming

On 31 March 2003, SABMiller entered into an agreement with Tsogo Investment Holding Company (Pty) Ltd whereby SABMiller contributed its entire hotel and gaming interests, including 100% of Southern Sun's hotel interests and 50% of Tsogo Sun's gaming interests, to the new company, Tsogo Sun Holdings (Pty) Ltd (TSH), in exchange for ordinary shares representing 49% of TSH, US$42 million of TSH redeemable preference shares and US$43 million cash, net of expenses. Effectively, the transaction has reduced the group's holding in the Hotels division from 100% to 49%, and in the Gaming division from 50% to 49%. The transaction generated an after tax accounting profit of US$4 million calculated as follows:

	US$m
Tangible fixed assets	(75)
Other investments	(95)
Stock	(1)
Debtors	(16)

Cash and cash equivalents	(42)
Creditors due within one year	49
Creditors due after one year	7
Provision for liabilities and charges	2
	(171)
Minority interests	1
Net assets	(170)
Net proceeds on disposal	182
	12
Goodwill written back on disposal	(8)
Profit on disposal	4

The proceeds were comprised as follows:

	US$m
Net cash	43*
Investments in Tsogo Sun Holdings (49%)	97
R400 million of Tsogo Sun Holdings redeemable preference shares	42
	182

** Included US$1 million accrued costs.*

SABMiller plc
NOTES TO THE FINANCIAL STATEMENTS (continued)

12. Post-balance sheet events

In April 2004 SABMiller plc and SABMiller Finance BV signed a five-year US$1,000 million revolving credit bank facility agreement. This replaced the US$720 million in existence at 31 March 2004 that had a maturity date of November 2004.

On 5 May 2004 the group announced an offer for the entire share capital of Harbin of HK$4.30 in cash per share.

In May 2004, SABMiller announced its agreement to acquire 81.1% of Aurora SA in Romania. This will consolidate our position as number two in the country and will add a strong new sales platform in the central region.

Further, in May 2004 CRB announced that it had acquired a 90% interest in two breweries in Anhui Province. The two breweries in Shucheng and Liuan produce the Longjin brand.

SUPPLEMENTARY INFORMATION

Rand reporting

Half yearly reporting

SABMiller plc
CONSOLIDATED PROFIT AND LOSS ACCOUNTS
for the years ended 31 March

	2004 Unaudited Rm	2003 Restated Rm
Turnover (including share of associates' turnover)	**89,214**	85,351
Less: share of associates' turnover	**(9,023)**	(7,762)
Group turnover	**80,191**	77,589
Net operating costs	**(70,854)**	(69,953)
Group operating profit	**9,337**	7,636
Share of operating profit of associates	**1,329**	1,190
Share of associate's profit on disposal of CSD business and brands in Morocco and a brand in Angola	**50**	-
Profit on disposal of trademarks	**95**	-
Surplus pension fund of disposed operation	**328**	-
Profit on partial disposal of subsidiary	**-**	39
Profit on ordinary activities before interest and taxation	**11,139**	8,865
Net interest payable	**(1,326)**	(1,552)
Group	**(1,069)**	(1,353)
Associates	**(257)**	(199)
Profit on ordinary activities before taxation	**9,813**	7,313
Taxation on profit on ordinary activities	**(4,087)**	(3,312)
Profit on ordinary activities after taxation	**5,726**	4,001
Equity minority interests	**(1,179)**	(1,190)
Profit for the financial year	**4,547**	2,811
Dividends	**(2,524)**	(2,687)
Retained profit for the financial year	**2,023**	124
Basic earnings per share (SA cents)	**381.4**	261.2
Headline earnings per share (SA cents)	**541.5**	500.0
Adjusted basic earnings per share (SA cents)	**547.6**	513.3
Diluted earnings per share (SA cents)	**373.9**	260.3
Adjusted diluted earnings per share (SA cents)	**530.6**	500.7
Dividends per share (SA cents)	**211.7**	237.8

SABMiller plc
CONSOLIDATED BALANCE SHEETS

at 31 March

	2004 Unaudited Rm	2003 Restated Rm
Fixed assets		
Intangible assets	**41,616**	51,029
Tangible assets	**24,013**	25,665
Investments	**7,749**	5,816
Investments in associates	**5,930**	5,574
Other fixed asset investments	**1,819**	242
	73,378	82,510
Current assets		
Stock	**3,831**	3,606
Debtors	**6,613**	6,347
Investments	**199**	11
Cash at bank and in hand	**4,158**	4,424
	14,801	14,388
Creditors – amounts falling due within one year	**(17,784)**	(31,852)
Interest bearing	**(3,916)**	(19,055)
Other	**(13,868)**	(12,797)
Net current liabilities	**(2,983)**	(17,464)
Total assets less current liabilities	**70,395**	65,046
Creditors – amounts falling due after one year	**(20,234)**	(8,938)
Interest bearing*	**(19,773)**	(8,812)
Other	**(461)**	(126)
Provisions for liabilities and charges	**(5,534)**	(5,877)
Net assets	**44,627**	50,231
Shareholders' funds	**39,395**	44,076
Equity minority interests	**5,232**	6,155
Capital employed	**44,627**	50,231

** Includes R3,796 million (2003: R4,667 million) 4.25% guaranteed convertible bonds.*

SABMiller plc
CONSOLIDATED CASH FLOW STATEMENTS
for the years ended 31 March

	2004 Unaudited Rm	2003 Restated Rm
Net cash inflow from operating activities	**16,173**	14,895
Dividends received from associates	**176**	254
Returns on investments and servicing of finance		
Interest received	**377**	368
Interest paid	**(1,525)**	(1,510)
Interest element of finance lease rental payments	**(19)**	(106)
Dividends received from other investments	**61**	28
Dividends paid to minority interests	**(1,089)**	(1,303)
Net cash outflow from returns on investments and servicing of finance	**(2,195)**	(2,523)
Taxation paid	**(3,219)**	(2,715)
Capital expenditure and financial investments		
Purchase of tangible fixed assets	**(4,063)**	(4,228)
Sale of tangible fixed assets	**186**	150
Purchase of investments	**(1,530)**	(84)
Sale of investments	**43**	32
Net cash outflow for capital expenditure and financial investments	**(5,364)**	(4,130)
Acquisitions and disposals		
Purchase of subsidiary undertakings	**(2,387)**	(495)
Net (overdraft) / cash acquired with subsidiary undertakings	**(1,130)**	54
Sale of subsidiary undertakings	**-**	419
Net cash disposed with subsidiary undertakings	**(2)**	(393)
Purchase of shares from minorities	**(140)**	(74)
Purchase of shares in associates	**(405)**	(56)
Net funding from associates	**10**	35
Proceeds of pension fund surplus from previously disposed operation	**328**	-
Proceeds from disposal of trademarks	**95**	-
Net cash outflow for acquisitions and disposals	**(3,631)**	(510)
Equity dividends paid to shareholders	**(2,178)**	(1,927)
Management of liquid resources		
(Purchase) / sale of short-term liquid instruments	**(112)**	408
Cash withdrawn from short-term deposits	**-**	11
Net cash (outflow) / inflow from management of liquid resources	**(112)**	419
Financing		
Issue of shares	**69**	11
Issue of shares to minorities	**31**	28
Net purchase of own shares for share trusts	**(71)**	(113)
New loans raised	**23,883**	1,801
Repayment of loans	**(23,828)**	(3,135)
Net cash inflow / (outflow) from financing	**84**	(1,408)

(Decrease) / increase in cash in the year	**(266)**	2,355

SABMiller plc
SECOND SIX MONTHS CONSOLIDATED PROFIT AND LOSS ACCOUNTS
for the period ended 31 March

	2004	2003
	Unaudited	Restated
	US$m	US$m
Turnover (including share of associates' turnover)	**6,416**	5,044
Less: share of associates' turnover	**(694)**	(429)
Group turnover	**5,722**	4,615
Net operating costs	**(5,011)**	(4,196)
Group operating profit	**711**	419
Share of operating profit of associates	**106**	62
Share of associate's profit on disposal of a CSD business and brands in Morocco and a brand in Angola	**7**	-
Profit on disposal of trademarks	**-**	-
Surplus pension fund of disposed operation	**2**	-
Profit on partial disposal of subsidiary	**-**	4
Profit on ordinary activities before interest and taxation	**826**	485
Net interest payable	**(100)**	(89)
Group	**(81)**	(77)
Associates	**(19)**	(12)
Profit on ordinary activities before taxation	**726**	396
Taxation on profit on ordinary activities	**(308)**	(201)
Profit on ordinary activities after taxation	**418**	195
Equity minority interests	**(81)**	(59)
Profit for the financial period	**337**	136

SABMiller plc
SECOND SIX MONTHS CONSOLIDATED CASH FLOW STATEMENTS
for the period ended 31 March

	2004	2003
	Unaudited	Restated
	US$m	US$m

Net cash inflow from operating activities	**1,204**	874
Dividends received from associates	**14**	14
Returns on investments and servicing of finance		
Interest received	**33**	20
Interest paid	**(144)**	(86)
Interest element of finance lease rental payments	**(2)**	(6)
Dividends received from other investments	**6**	2
Dividends paid to minority interests	**(69)**	(53)
Net cash outflow from returns on investments and servicing of finance	**(176)**	(123)
Taxation paid	**(212)**	(149)
Capital expenditure and financial investments		
Purchase of tangible fixed assets	**(318)**	(259)
Sale of tangible fixed assets	**13**	5
Purchase of investments	**(213)**	(1)
Net cash outflow for capital expenditure and financial investments	**(518)**	(255)
Acquisitions and disposals		
Purchase of subsidiary undertakings	**(7)**	(6)
Net overdraft acquired with subsidiary undertakings	**(62)**	-
Sale of subsidiary undertakings	**(30)**	44
Net overdraft / (cash) disposed with subsidiary undertakings	**8**	(42)
Purchase of shares from minorities	**(4)**	(1)
Sale of shares in associates	**189**	-
Proceeds of pension fund surplus from previously disposed operation	**2**	-
Net cash inflow / (outflow) for acquisitions and disposals	**96**	(5)
Equity dividends paid to shareholders	**(90)**	(62)
Management of liquid resources		
Sale of short-term liquid instruments	**(16)**	3
Cash withdrawn from short-term deposits	**15**	1
Net cash (outflow) / inflow from management of liquid resources	**(1)**	4
Financing		
Issue of shares	**9**	-
Issue of shares to minorities	**2**	-
Net purchase of own shares for share trusts	**(10)**	(5)
New loans raised	**674**	35
Repayment of loans	**(909)**	(111)
Net cash outflow from financing	**(234)**	(81)
Increase in cash in the period	**83**	217

FORWARD LOOKING STATEMENTS

This document does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire ordinary shares in the capital of SABMiller plc (the "Company") in any jurisdiction or an inducement to enter into investment activity.

This document includes 'forward-looking statements'. These statements contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this document, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this document. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this document on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.

SABMiller plc
ADMINISTRATION

SABMiller plc
(Registration No. 3528416)

Company Secretary
A O C Tonkinson

Registered Office
Dukes Court, Duke Street
Woking
Surrey, England
GU21 5BH
Telefax +44-1483-264103
Telephone +44-1483-264000

Head Office
One Stanhope Gate
London, England
W1K 1AF
Telefax +44-20-7659-0111
Telephone +44-20-7659-0100

Internet address
http://www.sabmiller.com

Investor Relations
investor.relations@sabmiller.com
Telephone +44-20-7659-0100

Independent Auditors
PricewaterhouseCoopers LLP
1 Embankment Place
London, England
WC2N 6RH
Telefax +44-20-7822-4652
Telephone +44-20-7583-5000

Registrar (United Kingdom)
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent, England
BR3 4TU

Telefax +44-20-8658-3430
Telephone +44-208639-2157 (outside UK)
0870-162-3100 (from UK)

Registrar (South Africa)
Computershare Investor Services 2004 (Pty) Ltd
70 Marshall Street
Johannesburg
PO Box 61051
Marshalltown 2107
South Africa
Telefax +27-11-370-5487
Telephone +27-11-370-5000

United States ADR Depositary
The Bank of New York
ADR Department
101 Barclay Street
New York, NY 10286
United States of America
Telefax +1-212-815-3050
Telephone +1-212-815-2051

Internet http://www.bankofny.com
Toll free 1-888-269-2377 (USA & Canada)